

BD

Indispensable to human health

Contributions that count

2002 Annual Report



TO OUR SHAREHOLDERS

I am pleased to report that 2002 was a year in which BD delivered on its commitments, and we continued to drive the Company toward sustainable higher revenue growth. These dual achievements not only summarize 2002 for BD, they also capture the essence of our Company now and for the future.

We are successfully pursuing a strategy with two inter-related goals: First, we are implementing a broad, aggressive set of actions that will continue to improve our operating effectiveness and balance sheet productivity. These actions, in turn, will provide additional resources for our growth initiatives, generate higher shareholder returns and enable us to live up to our commitments. Second, we are

Financial highlights

Thousands of dollars, except per-share amounts

	2002	2001	Change
Operating Results			
Revenues	**$4,033,069**	$3,746,182	7.7%
Income before cumulative effect of change in accounting principle	**$ 479,982**	$ 438,402	9.5%
Diluted earnings per share, before cumulative effect	**1.79**	1.63	9.8%
Dividends per common share	**.39**	.38	2.6%

increasing sustainable revenue growth by focusing on products that deliver higher benefits to patients, healthcare workers and researchers.

Living up to commitments: Two years ago, we initiated a series of actions that have enabled us to better utilize our resources and improve our financial performance. We reengineered critical business processes and implemented tighter fiscal discipline. More specifically, we reduced our G&A infrastructure, restructured manufacturing operations affecting 10 sites, eliminated certain sales promotions, undertook efforts to reduce inventories, invested in new products, and implemented rigorous spending controls. We will complete a major phase of our enterprise resource planning (Genesis) implementation in early 2003. These actions have made us more efficient today. These investments will benefit our future. We have delivered consistent, improved financial performance for nine consecutive quarters. Our associates around the world stand ready to continue this consistent track record of improvement in 2003 and beyond.

Positioning for sustainable higher revenue growth: At the same time, we laid the foundation for sustainable higher revenue growth. We began to realize this higher revenue growth in 2002 and look to continuing this success in 2003 and beyond. Specifically:

- Our efforts to convert conventional medical device markets to safety-engineered products have been and will continue to be successful in the U.S. and beyond.
- We continue to achieve outstanding growth in sales of prefillable drug delivery devices to pharmaceutical companies.
- BD will continue to improve safe, effective immunization processes around the world.
- We have made the essential investments to position the Company for success in the blood glucose testing market.

- We have made good progress in developing new drug delivery platforms that we will look to commercialize with pharmaceutical partners.
- We have gained a solid market position with the *BD ProbeTec ET* diagnostic system that we expect will continue to grow.
- BD Biosciences will continue to grow by providing leading edge tools for life science researchers and clinicians.

Our strategy is working. We have solid evidence of our success:

- Reported revenues in 2002 increased 8 percent over 2001, a meaningful increase in our average underlying revenue growth rate from approximately 6 percent over the past several years. We expect that this growth rate will further increase to approximately 9 percent in 2003.
- Net income, in line with expectations, grew to $480 million, or $1.79 a share, which includes 6 cents relating to manufacturing restructuring charges.
- Capital expenditures declined to $260 million in 2002 from $371 million in 2001.
- We continued to leverage our SSG&A expenses through strong spending controls.
- Operating effectiveness initiatives drove improvements in product and service quality and costs.
- Our inventory turns increased to 2.97 from 2.76, or 8 percent, and Days Sales Outstanding declined from 62 to 55 days.
- Our cash flow generated by operating activities increased to $836 million in 2002. This enabled us to further reduce our debt-to-capitalization ratio to 32.5 percent from 34.1 percent in 2001, and implement a share repurchase program. In 2002, we repurchased approximately 6.6 million BD shares for $224 million.

In summary, 2002 represents an important milestone of achievement for BD. Our operating effectiveness is strengthening; our commitments are firm; and our sustainable revenue growth is accelerating.

All three worldwide businesses made progress during the year. Our safety-engineered products continued to drive revenue growth in BD Medical Systems and BD Clinical Laboratory Solutions. With more than 300 individual catalog items, BD has the industry's broadest and deepest product array of safety-engineered products. We continued to expand this array with two new injection products in 2002, and we plan to introduce new blood collection and infusion products in 2003. U.S. revenues from safety-engineered products increased by 38 percent in 2002 to $573 million. We look for approximately 15 percent of additional growth in this area for 2003, resulting from continued conversion to safety-engineered products and expansion of our product line. Looking forward, we see Europe, Canada, Australia, Japan and certain countries in Asia and Latin America as the next stages in the growth of safety-engineered products.

Our Pharmaceutical Systems unit continues to be a strong performer. For the past four years, we have seen impressive growth in this area, which supplies prefillable drug delivery devices to pharmaceutical companies. Today, it is a $326 million worldwide enterprise serving pharmaceutical companies in the U.S., Europe and Asia.

In addition to its safety-engineered products, the BD Clinical Laboratory Solutions segment holds a leadership position in microbiology and infectious disease diagnosis, with our instrument platforms driving the growth. The *BD ProbeTec ET* System, our molecular diagnostic platform, has become well-established as a key solution for the identification of pathogens involved in certain sexually transmitted diseases. In Europe, the *BD Phoenix* Automated System for Identification and Susceptibility Testing has enjoyed an encouraging reception, and we expect to introduce it to the U.S. market in 2004.

We are very excited about expanding our commitment to help people with diabetes live healthier lives. We recently introduced our new blood glucose monitor in Canada, with its U.S. launch set for early 2003. The worldwide blood glucose testing market is estimated to be in excess of $4 billion. Our glucose monitoring products feature market-leading performance in the areas that matter most to people with diabetes: tiny blood sample size, fast test results, high accuracy, thinnest lancet, unique product ergonomics and data management for both patient and healthcare provider.

BD Biosciences is one of the world's largest life sciences businesses, generating close to $650 million in annual revenues through innovative tools, systems and solutions for accelerating the pace of global biomedical research and discovery. In a challenging environment for the life sciences industry, BD Biosciences grew 9 percent in fiscal 2002. This growth was driven by strong sales of Immunocytometry instruments and reagents, Pharmingen immunology and cell biology reagents, and Discovery Labware products. Softness in pharmaceutical/biotech research and development spending, as well as a shift in



Members of the BD Leadership Team, front row, from left: Bridget M. Healy, A. John Hanson, John R. Considine, David T. Durack, Rex C. Valentine. Back row, from left: James R. Wessel, Deborah J. Neff, Laureen Higgins, Gilberto D. Bulcao, Jean-Marc Dageville, Gary M. Cohen, William A. Kozy, Helen Cunniff, Patricia B. Shrader, Vincent A. Forlenza, James R. Brown, Edward J. Ludwig.

pharmaceutical focus from early-stage drug target identification to later-stage drug development, affected the Clontech molecular biology product line, a situation we are addressing.

We believe prospects are bright for BD Biosciences, which continues to be a critical component of our strategy as it offers a clear opportunity for a double-digit growth rate for the foreseeable future. For example, it enhanced its *BD FACS* line of flow cytometers with automated sample preparation and handling instruments, and it maintained its pace of about two new products per day by bringing more than 500 BD Biosciences Pharmingen products to market during the year. In addition, the *BD FACS* line received a major boost with the announcement of a new high-speed instrument, the *BD FACSAria* cell sorter. This entirely new instrument platform draws on BD's more than 25 years of experience in flow cytometry instrumentation.

We continue to commit our talents and resources to support important global health initiatives. Two examples are our relationships with UNICEF to eliminate maternal and neonatal tetanus (MNT) and with the International AIDS Vaccine Initiative (IAVI) to discover an effective AIDS vaccine. BD extended its ongoing four-year effort with UNICEF through the first use of *BD Uniject* non-reusable, prefilled injection devices to deliver tetanus vaccine in Mali in July. BD has pledged nine million of these devices for this use as part of its pledge to donate one-half of all devices required for global tetanus elimination under the UNICEF program (immunizations for an estimated 240 million women). BD committed $1 million to IAVI to help outfit an AIDS laboratory with state-of-the-art vaccine testing tools, together with a *BD FACSCalibur* Automated Cell Analysis System. We also are collaborating with IAVI to help monitor immune responses to the vaccines under study.

BD is proud to support global biodefense efforts. BD Medical Systems' bifurcated needle and our recently announced mobile smallpox immunization registry system, the *BD* Bio-Terror Preparedness Network, should enhance the public health community's preparedness. BD Technologies is working with the U.S. military to develop new vaccine delivery systems to expand our ability to conduct large-scale immunizations. These biodefense initiatives are an important contribution to global security, and we are pleased to perform a role that helps protect the public interest.

The revenue growth initiatives I have enumerated in this letter provide compelling evidence that BD is steadily progressing from being a medical supply company to becoming a faster-growing provider of higher technology devices and system solutions that have a greater impact on patient care, healthcare worker safety and life sciences research productivity. Our ongoing drive to innovate is taking our business to a higher level in the healthcare arena.

Turning to operations, two major process improvement initiatives–Genesis and Six Sigma–continue to progress. In January 2003, our Genesis enterprise resource planning system will go "live" at our headquarters in Franklin Lakes, New Jersey–a milestone that marks a four-year global implementation linking the entire Company. We plan to substantially complete implementation by the end of the year with launches in Mexico, Japan and a few remaining locations in Europe. Our Six Sigma quality program has completed its second year with more than 150 "Black Belt" experts and an active "Green Belt" training program.

We continue in our efforts to make BD a great place to work. Our BD Diversity process is having greater impact in all parts of the Company, as we implement a plan for all of our associates to participate in diversity training and awareness programs. BD University (BDU), our in-house leadership development resource, continues to provide a broad range of formal development experiences to associates throughout the Company. Three thousand associates have now participated in BDU programs. Our best leaders also serve as faculty members for BDU.

In the past year, we experienced the untimely passing of a valued member of our Board of Directors, Albert J. Costello, retired Chairman and CEO of W. R. Grace & Co. Al was not only a source of great insight and leadership, he was a warm human being with a wonderful wit and sense of humor. We all will miss Al very much.

Also in the past year, we were pleased to welcome a new Director, Bertram L. Scott, to the Board. Bert is President of TIAA-CREF Life Insurance Company and Executive Vice President of TIAA-CREF. Prior to joining TIAA-CREF, he served as President and Chief Executive Officer of Horizon/Mercy, a joint Medicaid managed care program between Mercy Health Plan of Pennsylvania and Blue Cross/Blue Shield of New Jersey.

Clateo Castellini, our former Chairman, President and Chief Executive Officer, has announced his intention to retire from our Board after his current term expires in February 2003. I would like to personally thank Clateo for his counsel and support over the past three years. The Board and I appreciate the significant contribution Clateo made to our Board governance practices during this time, bringing foresight and vision to this important area. We will be pleased to welcome him as a Director Emeritus and look forward to continuing to benefit from his guidance and wisdom in the future.

It is clear to me that BD is making progress on its journey to greatness, which we define as having three interrelated measures: achieving great performance, making great contributions to society and being a great place to work. Be assured that we keep this vision before us every day and never lose sight of where we're going over the long term.

As I have said before, we will not be the only ones to determine when, or whether, we achieve our objective of being a great company–our many constituents will. In that regard, I invite you to read our special section–"Issues and answers: contributions that count," beginning on page five–to discover some of the ways we are actively–even passionately–pursuing our mission of "helping all people live healthy lives." The challenges are formidable, but our resolve is firm and we have much to offer in the ongoing campaign for healthier, happier lives for all people.

I want to thank our associates for their ongoing contributions and dedication to achieving our objectives; our shareholders and customers for their confidence in us; and our Board of Directors for its counsel. We pledge to all of them that we will stay focused on our commitment to deliver steady operating improvements and continued growth while creating and delivering healthcare solutions that make a difference in peoples' lives.



Edward J. Ludwig
Chairman, President
and Chief Executive Officer









Issues and answers: contributions that count



Professionals in every sector of the worldwide healthcare community–from scientists in leading research laboratories to frontline service providers–are seeking answers to serious issues affecting large patient populations. BD is committed to an important role in this never-ending effort. Our research, technology, products and services are making contributions that count in the lives of billions of people the world over–including yours.





THE ISSUE

Today, there are pervasive and serious issues–such as immune system disorders, diabetes and bioterrorism–that are global in scope, burdensome to society and potentially devastating to human life.

OUR EXPERTISE

There are clear linkages between significant worldwide healthcare issues and BD's core competencies. Our expertise resides in many individual fields, but we are focused and disciplined in our approach.

OUR CONTRIBUTION

BD is responding to major healthcare issues with innovative technologies and new generations of products. As a result, we're making measurable progress in our businesses and meaningful contributions to society.



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"With some 40 million people worldwide infected by HIV–five million in 2001 alone, according to UNAIDS–there is no greater healthcare priority than developing a preventive AIDS vaccine."

–Kent J. Weinhold, Ph.D., Principal Investigator, National Institutes of Health Central Laboratory, HIV Vaccine Trials Network, and Professor of Surgery and Professor of Immunology, Duke Medical Center

OUR EXPERTISE

BD Biosciences is the worldwide leader in flow cytometry instrumentation and reagents for the clinical management of patients infected with HIV and for research into the development of an AIDS vaccine that could one day eradicate the disease. Drawing on their in-depth understanding of immune function, BD Biosciences scientists are working actively with pharmaceutical and biopharmaceutical companies to assess the efficacy of a new class of AIDS vaccines.

OUR CONTRIBUTION

BD Biosciences offers a complete portfolio of instrumentation, software, monoclonal antibodies and research reagents for use by investigators and clinical laboratories studying cell function and monitoring patients with immune system disorders. The capabilities of the extensive line of *BD FACS* flow cytometry systems have been continually enhanced, most recently through the introduction of automated systems for sample preparation and handling that increase throughput and improve the utility of *BD FACSCalibur* systems.


Multiwell AutoSampler

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BD is waging the war on AIDS on two fronts–patient monitoring and disease prevention

BD Biosciences' expertise in flow cytometry has long been an important resource for clinical laboratories helping patients manage their disease. The *BD FACSCount* instrument used with *BD FACSCount CD4* reagents and the *BD FACSCalibur* system used with *BD Multiset* reagents are proven platforms for monitoring the immune status of an infected patient.

BD Biosciences' leading edge flow cytometry applications also are found in the research environment, where it has introduced the *BD* multiwell autosampler, allowing researchers to load 96- and 384-well plates onto the high performance *BD FACSCalibur* system. For scientists seeking to develop an AIDS vaccine, the multiwell autosampler permits greater throughput, reduced sample volume, increased flexibility in experiment design and database-driven software for improved analysis.

BD Biosciences' research flow cytometry "tool kits" provide all the components needed for experiments, along with specific protocols for each. Among new research reagents, the *BD* cytometric bead array is an assay that helps investigators simultaneously measure multiple analytes such as cytokines in serum samples. In addition, the *BD FastImmune* cytokine system helps validate vaccine efficacy with a focus on measuring white blood cell responses to viruses and other infectious agents. Results can be obtained in just a few hours, compared to days for other methods.

BD Biosciences' flow cytometry instruments and reagents are true platform technologies that are finding broad application in the development of therapeutic vaccines to treat immune function diseases, such as autoimmunity, cancer and AIDS.



OUR EXPERTISE

BD has long been a leader in diabetes care—from pioneering needle technology for the comfort of insulin-injecting patients to training and education for patients and caregivers. As a result, the Company and its constituents share a strong bond. BD is highly regarded for understanding and caring about customers and for making innovative, high quality and dependable products.

THE ISSUE

"Worldwide, there are as many as 150 million people with diabetes, making it one of the most prevalent chronic diseases in the world. Moreover, that total could double by 2020 as diets 'improve' around the world and people become more sedentary."

Dr. Roger S. Mazze, Chief Academic Officer, International Diabetes Center, and Professor, University of Minnesota Medical School

BD broadens range of diabetes care products with introduction of blood glucose monitors

In order to avoid complications, the American Diabetes Association recommends that people with diabetes keep their blood glucose values within a range of 80 to 120 mg/dl. Maintaining that level requires a significant commitment; as a result, many patients' blood glucose levels fall outside those parameters. In a major step forward in diabetes management, the *BD Latitude* Diabetes Management System has been introduced in Canada, with its U.S. launch set for early 2003. The only product of its type, the *BD Latitude* system makes monitoring and treatment more convenient by organizing everything the patient needs to test and inject, including the blood glucose monitor, lancets, test strips and needles.

Using a *BD Ultra-Fine* 33-gauge lancet—the thinnest lancet ever—patients take a tiny .3 microliter blood sample from their finger and apply it to a test strip. Results are delivered in five seconds on a large, easy-to-read display. An important breakthrough is a downloadable memory capability that allows patients and healthcare providers to track insulin data and blood glucose values. The tiny sample size and fast read time are also featured in a companion product, the *BD Logic* blood glucose monitor.

In addition to these significant new products, BD over the past year expanded its line of insulin pen needles with the introduction of a 5-millimeter needle, the shortest in the world. BD also introduced an insulin syringe with a half-unit scale for more precise dosing, a benefit for children and people using small amounts of insulin.



With recent product introductions, BD has entered the blood glucose monitoring (BGM) segment of the market–a strategically significant move that broadens its strong insulin delivery franchise to a more fully integrated diabetes portfolio. Competitively, BD's BGM products offer several key advantages, including the thinnest lancet, fast testing time and complete data management system, while requiring a very small blood sample.


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BD

80 to 120



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BD mobilizes to support worldwide effort to anticipate and respond to bioterrorist threats

Thirty years after routine inoculations for smallpox ended in the U.S., bioterrorism has introduced a new and unnerving dimension to life. In the fall of 2001, inhalational anthrax claimed a man's life in Florida and everyday letters were transformed into deadly weapons.

As these events unfolded, BD mobilized to support mass immunization campaigns and emergency response to bioterrorist incidents. In this environment, smallpox infection, once virtually eradicated, arose as a threat. In response, BD quickly began to produce the *BD* Bifurcated Needle, basing it on a proven design recommended by the World Health Organization. In addition, a number of advanced drug delivery devices, under development at BD Technologies, appear to increase the efficacy of vaccine delivery and are being studied for their potential in biodefense applications. To that end, BD has a cooperative research and development agreement with the U.S. Department of Defense to develop advanced vaccine delivery systems for biodefense.

In an important agreement with the State of New Jersey, the Company is conducting a pilot test of the *BD* Bio-Terror Preparedness Network, an information technology-based solution developed for tracking smallpox vaccinations.

Products from BD have already been called on for biodefense, specifically the *BD BACTEC* System, which was used to confirm the initial case of inhalational anthrax, and special monitoring plates from BD Diagnostic Systems, which identified the presence of environmental anthrax. On the research front, flow cytometers and reagents from BD Biosciences are being used to study the effect of bioterror agents on the immune system.



"New Jersey was the epicenter of the anthrax bioterrorism of last year. The events were a wake-up call for our state and the nation. New Jersey responded by developing a robust plan for preparedness and response to the health-related threats of terrorism."
–Clifton R. Lacy, M.D.
Commissioner, Department of Health and Senior Services, State of New Jersey

years

OUR EXPERTISE

Shortly after terrorism erupted in the United States, BD emerged as a company with capabilities essential for assisting the nation – and countries around the world – with biodefense preparedness and response. BD is positioned to support biodefense needs because of capabilities found in all three of its worldwide business segments, principally expertise and supplies for mass vaccinations, but also clinical analysis for rapidly categorizing organisms and research tools for studying the effects of pathogens on the immune system.



OUR CONTRIBUTION

BD is committed to serving the public interest by helping governments around the world respond to threats posed by life-threatening bioterror agents. For smallpox vaccinations, for example, the Company is shipping worldwide orders for its FDA-cleared and European CE-marked *BD* Bifurcated Needle. The tiny two-pronged needle holds a droplet of the vaccine containing the proper dose, which is delivered through a series of punctures to the skin.



THE ISSUE

"Safety-engineered devices are already in use in Spain and the demand is increasing. The Professional Nurses Association is working with the Public Health Department to promote legislation to reduce sharps injuries by mandating safety-engineered devices. It would make Spain the first country in Europe with such legislation."
—*Pilar Fernandez, Vice President, Professional Nurses Association of Spain and Director, School of Health Sciences (Madrid)*



BD continues to expand healthcare's broadest, deepest line of safety-engineered devices

As the rates of conversion to safety-engineered devices continue to grow in the U.S., the healthcare workplace is becoming safer for providers and patients alike. The change is dramatic. For example, from 1996 to 2001, BD sold over 560 million *BD SafetyGlide* needles and *BD Safety-Lok* syringes.

Outside the U.S., other markets are beginning their own transition to safety-engineered devices. In Europe, a market nearly as large as the U.S., the effort to enact policy regarding safety-engineered devices is progressing. Market readiness for needle safety devices has also advanced in Australia, Canada and Japan, and early stage activity is occurring in Asia and Latin America.

In the U.S., BD continues to enhance its line with the planned introduction in 2003 of the *BD Vacutainer* Push Button Blood Collection Set, the only blood collection system with push-button shielding technology for immediate protection. It is especially effective with pediatric and geriatric patients, who may have small or poor quality veins.

Other recent innovations include the *BD Integra* Syringe with Retracting *BD PrecisionGlide* Needle, the only retracting needle syringe that features an interchangeable needle and the ability to activate retraction either before or after the needle is withdrawn from the patient. Another introduction, the *BD Eclipse* Injection Needle, combines needle-based safety with single-handed activation. For the operating room, BD has introduced a new protective disposable scalpel offering advanced safety features without the need for any change in surgical technique.

OUR EXPERTISE

BD has dedicated more money, time and effort to the task of reducing sharps injuries than any other company. With hundreds of millions of dollars invested in manufacturing and research and development—together with 166 U.S. patents for safety devices—BD leads the world in providing the means for reducing healthcare worker injuries. Moreover, BD is the leader in raising awareness of risks to healthcare workers and promoting methods for improving safety levels.

560 million



Today, BD offers the most extensive array of safety-engineered devices in the industry and is the leader in providing the newest generations of safety-enhanced technology and educational services. The *BD Vacutainer* Push Button Blood Collection Set, planned for introduction in 2003, joins more than 300 safety-engineered devices that BD offers across multiple lines—injection systems, infusion therapy, sample collection, surgical and sharps disposal.



$1.20



BD
Uniject™
BD
Uniject™

THE ISSUE

"Maternal and neonatal tetanus continues to take the lives of 200,000 newborns and 30,000 mothers annually in 57 developing countries where it remains a public health threat. The ability to reach women and children in remote regions of the world is imperative to the success of the global push to eliminate MNT by 2005."

–Charles J. Lyons
President, U.S. Fund for UNICEF

OUR EXPERTISE

BD's ability to mobilize skills and resources in support of large-scale immunization campaigns continues to be an important asset in the ongoing effort to challenge diseases that were conquered long ago in the developed world. In addition to monetary support totaling millions of dollars, BD has developed and donated significant quantities of immunization injection devices designed for use in less developed environments, and implemented information and education programs for general populations and health care providers.

BD has developed several injection devices that are automatically rendered non-reusable once a vaccine has been delivered. This feature prevents reuse of syringes and needles, helping to reduce the spread of infectious diseases. Among these innovative delivery products, which have been used by the World Health Organization (WHO) and other international agencies, are the *BD Soloshot* syringe and *BD Uniject* prefilled injection device.

A. Qualter-Bernal/U.S. Fund for UNICEF



UNICEF and BD pa[illegible]ccelerate [illegible]of maternal and neo[illegible]ta[illegible]s

BD and the United Nations Children's Fund (UNICEF) are working together to immunize an estimated 240 million women in a global tetanus elimination campaign over the next three years. BD is working on many fronts to ensure the campaign's success, including donation of half the needed injection devices.

One of the campaign's tools will be millions of *BD Uniject* devices. This non-reusable, prefilled injection device is designed to enhance dose accuracy and safety, and requires very little training for use. When filled with a tetanus vaccine that remains stable at ambient temperatures without refrigeration for up to three months, the *BD Uniject* device is ideal for use in remote and difficult environments. It was successfully field tested during a July 2002 immunization campaign in Mali, where the short-term goal was to immunize 118,000 women of childbearing age during a one-week period. Field reports indicate that the *BD Uniject* device enabled injectors to immunize women three times more rapidly than traditional auto-disable devices.

BD was the first partner to join the U.S. Fund for UNICEF in an effort to eliminate maternal and neonatal tetanus (MNT) worldwide. BD's original $3 million commitment of cash, products, equipment and technical assistance has grown over time and is expected to reach more than $15 million before the campaign's conclusion. This is the largest direct commitment ever made to the U.S. Fund for UNICEF's MNT campaign by a single corporate donor.

This program demonstrates how inexpensive it can be to provide life-saving healthcare. The cost of the full three-round immunization regimen–including the vaccine, the injection devices, all field and administrative support, and education on clean birthing practices–is just $1.20 per woman vaccinated.


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Clinical/diagnostic microbiology portfolio equips laboratories to perform advanced diagnostics

The incidence of sexually transmitted diseases (STDs) is increasing rapidly. In the U.S.–which leads the industrialized world in STDs–five of the 10 leading reportable diseases are STDs. They are serious diseases with major health implications, but they are easily treated–if properly diagnosed.

The *BD ProbeTec ET* System not only provides accurate diagnosis for chlamydia and gonorrhea, its simple workflow and reagent design also permit labs to perform advanced clinical molecular diagnostics. For timely results, the system can complete an assay in just one hour. In terms of productivity and throughput, it can deliver up to 564 patient results per shift. And, with only one moving part, the *BD ProbeTec ET* System is a highly reliable design. It supports an ever-expanding menu of clinically relevant assays, while additional capabilities save time and eliminate errors. To bring additional efficiency to the mid- to high-volume segments of STD testing, BD has introduced the *BD Viper* Sample Processor. The processor handles specimen pipetting for the *BD ProbeTec ET* System and has the capability to allow other automation features to be added over time.

The weakened immune systems of patients infected by HIV raise the specter of additional healthcare problems, including tuberculosis, which, if undetected, can easily spread to others. A line of defense is provided by *BD BACTEC MGIT 960*, the first automated system for high-volume mycobacteria growth, detection and susceptibility testing.

In support of all its instrument platforms, BD Diagnostic Systems recently introduced the *BD EpiCenter* Data Management System for interpretation of clinical data, statistical analyses and trend monitoring. The *BD EpiCenter* system provides simple specimen tracking along with a flexible and dynamic reporting method for more in-depth data management needs.

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OUR CONTRIBUTION

BD dramatically improved the odds that chlamydia or gonorrhea would be properly diagnosed when it introduced its clinical molecular diagnostics platform, the *BD ProbeTec ET* System. Using BD proprietary technology, Strand Displacement Amplification, the system offers real-time amplification with simultaneous detection; high throughput with reliable results; and a workflow procedure that is easily and quickly learned by staff. The *BD ProbeTec ET* System is one of several BD diagnostic platforms.


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BD ProbeTec ET

THE ISSUE

"Each year, an estimated 154 million people contract chlamydia or gonorrhea worldwide. Bacterial STDs like these cause one out of four cases of infertility among women and may lead to problems in pregnancy, chronic pelvic pain and, in some cases, death."

– Dr. Thomas C. Quinn, M.D., Professor of Medicine and Deputy Director, Division of Infectious Diseases, Johns Hopkins University School of Medicine

OUR EXPERTISE

BD Diagnostic Systems is well positioned to help meet all the needs of the clinical microbiology laboratory, including its role in diagnosing STDs. BD provides a full line of instruments, software and support for the analysis of STDs based on core competencies in system design and disease state knowledge. A staff of more than 200 scientists and close relationships with the research community keep BD on the leading edge.



"Researchers are challenged to choose the right target to impact the root of disease, not the symptom. With viruses that mutate, a one-step genetic change can render up to $1 billion of drug development useless. Aiming at cellular processes might lead to more effective therapeutics that do not succumb to drug resistance."

–Garry P. Nolan, Ph.D.
Associate Professor, Microbiology and Immunology, Stanford University School of Medicine; Baxter Laboratory in Genetic Pharmacology

BD Biosciences has in-depth experience in cell biology and related disciplines. Out of that has grown capabilities to isolate, analyze and measure intracellular mechanisms and to understand the interaction of a drug with the complex system within a cell. Among BD Biosciences' principal assets are its human resources–including nearly 200 Ph.D.s, 150 other scientists and more than a dozen M.D.s–and strong technology and intellectual property portfolios.

An extensive line of reagents and world-class capabilities in flow cytometry make BD Biosciences a primary resource for researchers pursuing new drugs. To help researchers develop cell-based biological assays for drug screening, BD Biosciences offers an enabling technology–*BD Living Colors* fluorescent proteins. Additionally, the newly introduced *BD FACSAria* cell sorter promises some of the most significant advances since BD introduced the first flow cytometers in 1974.




just one

Fluorescent proteins and a new generation of cell sorters aid in drug discovery

The world's population exceeds six billion people–but when it's *your* health that is in question, it's a population of just one. Helping pharmaceutical and biotechnology companies discover drugs to improve and extend your life is one of BD Biosciences' primary missions.

Fluorescent proteins and cell sorting technology are important tools in drug discovery efforts. *BD Living Colors* fluorescent proteins–for which BD owns the intellectual property–help researchers understand how proteins interact inside a cell and determine the effects of a potential drug candidate on the cell. Only BD Biosciences offers an entire spectrum of colors, including red, which is offered exclusively by BD Biosciences and offers several advantages over other colors.

Flow cytometers are used to measure fluorescent proteins in biological cells at tremendous speeds and with a high degree of sensitivity. BD Biosciences, the worldwide leader, has introduced a next generation flow cytometer, the *BD FACSAria* cell sorter system. The new system is a user-friendly flow cytometer designed for the wider scientific community. It is expected to open flow cytometry to more users in many fields of science. At the same time, it delivers greater sensitivity, precision and control along with increased cell analysis and sorting performance.

In another drug discovery initiative, BD Biosciences and NuGenesis Technologies® entered into a strategic alliance to provide a flow cytometry scientific data management solution to help pharmaceutical and biotechnology companies comply with 21 CFR Part 11, an FDA electronic records and signature regulation to aid in the submission and approval of new medicines.

BD is a medical technology company that serves healthcare institutions, life science researchers, clinical laboratories, industry and the general public. BD manufactures and sells a broad range of medical supplies, devices, laboratory equipment and diagnostic products.



From left: Gary M. Cohen, President–BD Medical Systems; Deborah J. Neff, President–BD Biosciences; William A. Kozy, President–BD Clinical Laboratory Solutions.

$2,151



BD Medical Systems

BD Medical Systems holds leadership positions in hypodermic needles and syringes, infusion therapy devices, insulin injection systems and prefillable drug delivery systems for pharmaceutical companies. It offers the industry's broadest, deepest line of safety-engineered sharps products, as well as surgical and regional anesthesia, ophthalmology, critical care and sharps disposal products.

Markets served

- Hospitals and clinics
- Physicians' office practices
- Consumers and retail pharmacies
- Public health agencies
- Pharmaceutical companies

Products and services

Needles and syringes for medication delivery; I.V. catheters and infusion therapy devices; surgical blades and regional anesthesia products; ophthalmic surgical products; safety-engineered injection, infusion and surgery devices; sharps disposal containers; insulin delivery devices and diabetes care accessories; blood glucose monitors; home healthcare products.

$645



BD Biosciences

As one of the world's largest businesses serving the life sciences, BD Biosciences provides research tools and reagents to study life–from normal processes to disease states–and to accelerate the pace of biomedical discovery. Throughout the world clinicians and researchers use BD Biosciences' tools to study genes, proteins and cells to better understand disease, improve diagnosis and disease management and facilitate the discovery and development of novel therapeutics.

Markets served

- Academic and governmental research institutions
- Pharmaceutical and biotechnology companies
- Clinical laboratories
- Hospitals and transplant centers
- Blood banks

Products and services

Instrument systems for cell sorting and analysis; monoclonal antibody reagents and kits for diagnostic and research use; tools to aid in drug discovery and vaccine development; molecular biology products for studying genes and proteins; fluid handling, cell growth and screening products.

$1,236



BD Clinical Laboratory Solutions

Organized into two principal groupings–Preanalytical Solutions and Diagnostic Systems–BD Clinical Laboratory Solutions offers system solutions for collecting, identifying and transporting specimens; advanced instrumentation for quickly and accurately analyzing specimens; and services focused on customers' process flow, supply chain management and training and education.

Markets served

- Hospitals, laboratories and clinics
- Reference laboratories
- Blood banks
- Physicians' office practices
- Industrial microbiology laboratories

Products and services

Integrated systems for evacuated blood collection; safety-engineered specimen collection products and systems; plated media; automated blood culturing systems; microorganism identification and drug susceptibility systems; identification error and specimen management systems; healthcare consulting and services.

Financials


2200
2000
1800
1600
1400
0
98 99 00 01 02

U.S. Revenues
(Millions of Dollars)


2200
2000
1800
1600
1400
0
98 99 00 01 02

Non-U.S. Revenues
(Millions of Dollars)

Financial Table of Contents **Page**


48
44
40
36
32
0
98 99 00 01 02

Debt to Capitalization
(Percent)


400
345
290
235
180
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Capital Expenditures
(Millions of Dollars)


850
710
570
430
290
0
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Net Cash Provided By Operating Activities
(Millions of Dollars)


0.40
0.35
0.30
0.25
0.20
0
98 99 00 01 02

Dividends Per Common Share
(Dollars)

Summary

Ten-Year Summary of Selected Financial Data

Years Ended September 30
Dollars in millions, except per-share amounts

	2002	2001	2000	1999
Operations				
Revenues	**$4,033.1**	$3,746.2	$3,618.3	$3,418.4
Research and Development Expense	**220.2**	211.8	223.8	254.0
Operating Income	**675.7**	637.8	514.8	445.2
Interest Expense, Net	**33.3**	55.4	74.2	72.1
Income Before Income Taxes and Cumulative Effect of Accounting Changes	**628.6**	576.8	519.9	372.7
Income Tax Provision	**148.6**	138.3	127.0	96.9
Net Income	**480.0**	401.7(A)	392.9	275.7
Basic Earnings Per Share	**1.85**	1.55(A)	1.54	1.09
Diluted Earnings Per Share	**1.79**	1.49(A)	1.49	1.04
Dividends Per Common Share	**.39**	.38	.37	.34
Financial Position				
Current Assets	**$1,928.7**	$1,762.9	$1,660.7	$1,683.7
Current Liabilities	**1,252.5**	1,264.7	1,353.5	1,329.3
Property, Plant and Equipment, Net	**1,765.7**	1,716.0	1,576.1	1,431.1
Total Assets	**5,040.5**	4,802.3	4,505.1	4,437.0
Long-Term Debt	**803.0**	783.0	779.6	954.2
Shareholders' Equity	**2,488.0**	2,328.8	1,956.0	1,768.7
Book Value Per Common Share	**9.74**	8.98	7.72	7.05
Financial Relationships				
Gross Profit Margin	**48.3%**	48.9%	48.9%	49.9%
Return on Revenues	**11.9%**	11.7%(D)	10.9%	8.1%
Return on Total Assets(C)	**13.6%**	13.7%	13.6%	10.9%
Return on Equity	**19.9%**	20.3%(D)	21.1%	16.3%
Debt to Capitalization(E)	**32.5%**	34.1%	41.4%	47.2%
Additional Data				
Number of Employees	**25,200**	24,800	25,000	24,000
Number of Shareholders	**10,050**	10,329	10,822	11,433
Average Common and Common Equivalent Shares Outstanding–Assuming Dilution (millions)	**268.2**	268.8	263.2	264.6
Depreciation and Amortization	**$ 304.6**	$ 305.7	$ 288.3	$ 258.9
Capital Expenditures	**259.7**	370.8	376.4	311.5

(A) Includes cumulative effect of accounting change of $36.8 ($.14 per basic and diluted share).

(B) Includes cumulative effect of accounting changes of $141.1 ($.47 per basic share; $.45 per diluted share).

(C) Earnings before interest expense, taxes and cumulative effect of accounting changes as a percent of average total assets.

(D) Excludes the cumulative effect of accounting changes.

(E) Total debt as a percent of the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities.

1998	1997	1996	1995	1994	1993
$3,116.9	$2,810.5	$2,769.8	$2,712.5	$2,559.5	$2,465.4
217.9	180.6	154.2	144.2	144.2	139.1
405.4	450.5	431.2	396.7	325.0	270.4
56.3	39.4	37.4	42.8	47.6	53.4
340.9	422.6	393.7	349.6	296.2	222.9
104.3	122.6	110.2	97.9	69.0	10.1
236.6	300.1	283.4	251.7	227.2	71.8[B]
.95	1.21	1.10	.92	.77	.22[B]
.90	1.15	1.05	.89	.76	.22[B]
.29	.26	.23	.21	.19	.17
$1,542.8	$1,312.6	$1,276.8	$1,327.5	$1,326.6	$1,150.7
1,091.9	678.2	766.1	720.0	678.3	636.1
1,302.7	1,250.7	1,244.1	1,281.0	1,376.3	1,403.1
3,846.0	3,080.3	2,889.8	2,999.5	3,159.5	3,087.6
765.2	665.4	468.2	557.6	669.2	680.6
1,613.8	1,385.4	1,325.2	1,398.4	1,481.7	1,457.0
6.51	5.68	5.36	5.37	5.27	4.88
50.6%	49.7%	48.4%	47.0%	45.3%	44.5%
7.6%	10.7%	10.2%	9.3%	8.9%	8.6%[D]
11.7%	15.9%	15.2%	13.3%	11.5%	9.2%
15.8%	22.1%	20.8%	17.5%	15.5%	13.3%[D]
41.4%	36.3%	34.3%	35.2%	36.1%	37.8%
21,700	18,900	17,900	18,100	18,600	19,000
9,784	8,944	8,027	7,712	7,489	7,463
262.1	259.6	267.6	280.4	298.6	313.2
$ 228.7	$ 209.8	$ 200.5	$ 207.8	$ 203.7	$ 189.8
181.4	170.3	145.9	123.8	123.0	184.2

Financial Review

Company Overview

Becton, Dickinson and Company ("BD") is a medical technology company that serves healthcare institutions, life science researchers, clinical laboratories, industry and the general public. BD manufactures and sells a broad range of medical supplies, devices, laboratory equipment and diagnostic products. We focus strategically on achieving growth in three worldwide business segments–BD Medical Systems ("Medical"), BD Clinical Laboratory Solutions ("Clinical Lab") and BD Biosciences ("Biosciences"). Our products are marketed in the United States and internationally through independent distribution channels, directly to end users and by sales representatives. The following references to years relate to our fiscal year, which ends on September 30.

Adoption of New Accounting Standards

Effective October 1, 2001, we adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," as more fully discussed in Note 2 of the Notes to Consolidated Financial Statements. As a result of the adoption of these Statements, we are no longer amortizing goodwill and indefinite-lived intangible assets, and have reclassified certain assets to Goodwill, Net from Other Intangibles, Net that did not meet the criteria for recognition apart from goodwill.

Revenues and Earnings

Worldwide revenues in 2002 were $4 billion, an increase of 8% over 2001 and resulted primarily from volume increases in all segments. Sales of safety-engineered devices grew 38% to $573 million. As more fully discussed in Note 10 of the Notes to Consolidated Financial Statements, $8 million of hedging costs relating to currency option contracts that were originally recorded in Other Expense, Net in 2001 have been reclassified as a reduction of revenues to conform to the current year presentation.

Medical revenues in 2002 of $2.2 billion increased 7% over 2001, or 8% excluding unfavorable foreign currency translation. The primary growth drivers were the conversion to safety-engineered devices, which accounted for $353 million in revenues compared with $253 million in the prior year. Also contributing to the growth of this segment were sales of worldwide prefillable drug delivery devices, which grew $48 million or 17%. Medical revenue growth was partially offset by reduced sales of conventional devices in the United States due to the transition to safety-engineered devices and, to a lesser extent, by lower U.S. sales of consumer healthcare products, reflecting the impact of redirecting promotional efforts toward branded insulin syringe sales at the retail level. See discussion on revenue recognition in "Critical Accounting Policies" below.

Medical operating income was $470 million in 2002 compared with $447 million in 2001. Medical operating income in 2002 was negatively impacted by special charges and related manufacturing restructuring costs, as discussed below. Excluding these charges, Medical operating income grew 8%, when compared to 2001, adjusted to exclude goodwill amortization recorded in 2001 prior to the adoption of SFAS Nos. 141 and 142, as discussed above. This increase reflects the gross profit margin improvement resulting from continued conversion to safety-engineered devices from conventional products. Medical operating income was negatively impacted by economic conditions in Latin America and the redirection of promotional efforts, as noted above.

Clinical Lab revenues in 2002 of $1.2 billion rose 7% over 2001, or 8% excluding unfavorable foreign currency translation. Major elements comprising this underlying revenue growth were the continued conversion to safety-engineered products in the Preanalytical Solutions component of the segment, which accounted for $220 million in revenues compared with $163 million in the prior year. Clinical Lab revenue growth was partially offset by reduced sales of conventional devices in the United States. Revenue growth was favorably impacted by incremental *BD ProbeTec ET* System sales of $19 million over 2001 in the Diagnostic Systems component of the segment.

Clinical Lab operating income was $251 million in 2002 compared with $213 million last year. Excluding goodwill amortization in 2001, Clinical Lab operating income grew 14%. This increase reflects gross profit margin improvement resulting from continued conversion to safety-engineered devices from conventional products and the improved profitability of the *BD ProbeTec ET* platform.

Biosciences revenues in 2002 of $645 million increased 9% over 2001, or 10% excluding unfavorable foreign currency translation. This growth was led by sales of immunocytometry products, particularly the *BD FACS* brand flow cytometry systems, which contributed approximately 5% of the underlying revenue growth. In addition, sales of discovery labware products and immunology/cell biology reagents each contributed about 3% of the underlying revenue growth. Molecular biology reagent revenues decreased about $6 million from the prior year due to continued weakness in some portions of the molecular biology market, largely due to a softness in pharmaceutical/biotech research and development spending, and a shift in pharmaceutical focus from early stage drug target identification to later stage drug development. As a result, we are refocusing our research and development efforts in the area of molecular biology toward producing a product portfolio aligned with changing customer focus, as well as streamlining our operations.

Biosciences operating income in 2002 was $117 million compared with $97 million in 2001. Excluding goodwill amortization in 2001, Biosciences operating income grew 6%. Profit margins on immunology/cell biology reagents and discovery labware products improved due to lower manufacturing costs and shifts to sales of products with higher gross profit margins than the mix of products sold in 2001. Biosciences operating income was negatively impacted primarily by lower margins on molecular biology reagents due to the market weakness described above and to a lesser extent by lower margins on flow cytometry products.

On a geographic basis, revenues outside the United States in 2002 increased 8% to $ 1.9 billion. Excluding the estimated impact of unfavorable foreign currency translation, underlying revenue growth outside the United States was 9%. Revenues in Europe accounted for 5% of the underlying revenue growth and were led by strong sales of prefillable syringes, *BD FACS* brand flow cytometry systems and hypodermic products. Revenues in the Asia Pacific region contributed 2% of the underlying revenue growth and were led by strong sales growth of immunocytometry products and I.V. catheters. As indicated earlier, revenues were adversely impacted by economic conditions in Latin America.

Revenues in the United States in 2002 of $2.2 billion increased 8%, primarily from strong sales of safety-engineered devices. Revenue growth was partially offset by lower sales of diabetes healthcare products and molecular biology reagent revenues, as discussed above.

Gross profit margin was 48.3% in 2002, compared with 48.9% last year. Excluding costs related to the restructuring program discussed below, gross profit margin would have been 48.5% compared with 49% in 2001, adjusted to exclude goodwill amortization. Higher gross margins from sales of our safety-engineered products were more than offset by lower sales of products with overall higher gross profit margins, including insulin syringes and molecular biology products in the Biosciences segment, as discussed earlier.

Selling and administrative expense of $1 billion in 2002 was 25.6% of revenues, compared to $983 million in 2001, or 26.2% of revenues. Excluding goodwill amortization in 2001, the prior year's selling and administrative expense as a percent of revenues would have been 25.4%.

Investment in research and development in 2002 was $220 million, or 5.5% of revenues, compared with $212 million, or 5.7% of revenues in 2001. Incremental spending was concentrated primarily in the Biosciences segment and in key initiatives, including blood glucose monitoring.

Included in the 2002 special charges were $26 million of charges related to a manufacturing restructuring program in the Medical segment, as more fully described in Note 5 of the Notes to Consolidated Financial Statements. Special charges were net of the reversal of $4 million of fiscal 2000 special charges, primarily due to lower-than-anticipated employee severance and lease cancellation costs. Fiscal 2002 results also reflect $7 million of other manufacturing restructuring costs, primarily accelerated depreciation, related to the restructuring program that are included in cost of products sold. For 2003, we expect manufacturing restructuring costs to be fully offset by related cost savings. For 2004, we expect to achieve total savings of approximately $8 million relating to this restructuring program.

Operating margin in 2002 was 16.8% of revenues, compared with 17% in 2001. Excluding the aforementioned impact of special charges and related other manufacturing restructuring costs in the current year and goodwill amortization in the prior year, operating margin as a percent of revenue would have been 17.5% in 2002 compared with 18% in 2001. This decline primarily reflects the decrease in gross profit margin.

Net interest expense of $33 million in 2002 was $22 million lower than in 2001. This decline is primarily due to lower interest rates, partially offset by lower capitalized interest in 2002.

Other Expense, Net of $14 million in 2002 included net losses on equity investments of $19 million, which reflect declines in fair values that were deemed other than temporary. Also included in Other Expense, Net in 2002 were foreign exchange gains of $16 million that were substantially offset by other asset write-downs of $14 million. Other Expense, Net in 2001 of $6 million included write-downs of equity investments to fair value of $6 million.

The effective tax rate in 2002 was 23.6% compared to 24% in 2001.

Net income and diluted earnings per share in 2002 were $480 million, or $1.79, respectively, compared with $438 million, or $1.63 in 2001, before the cumulative effect of accounting change, as described below. Excluding the impact of special charges in 2002 and goodwill amortization in 2001, net income and diluted earnings per share before the cumulative effect of accounting change in 2002 were $497 million, or $1.85, respectively, compared with $466 million, or $1.73, in 2001.

We adopted the provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements,"("SAB 101") in the fourth quarter of 2001 and, as a result, recorded the following accounting changes, described below, effective October 1, 2000 (beginning of fiscal 2001). We changed our method of accounting for revenue related to branded insulin syringe products that are sold to distributors in the U.S. consumer trade channel. These products were predominantly sold under incentive programs and we concluded that the preferable method is to defer revenue recognition until such product is sold by the distributor to the end customer. We also changed our accounting method for Biosciences instruments to defer revenue from these products until completion of installation at the customer's site. As a result of these accounting changes, we recorded a total cumulative effect of change in accounting principle of $37 million, net of tax in 2001. See Note 2 of the Notes to Consolidated Financial Statements for additional discussion of the accounting change. Net income and diluted earnings per share in 2001 were $402 million, or $1.49 per share, after reflecting the after-tax cumulative effect of accounting change of $.14 per share.

Financial Instrument Market Risk

We selectively use financial instruments to manage the impact of foreign exchange rate and interest rate fluctuations on earnings. The counterparties to these contracts are a diversified group of major financial institutions. We do not have significant exposure to any one counterparty. We do not enter into financial instruments for trading or speculative purposes.

Our foreign currency exposure is concentrated in Western Europe, Asia Pacific, Japan and Latin America. We face transactional currency exposures that arise when we enter into transactions in non-hyperinflationary countries, generally on an intercompany basis, that are denominated in currencies other than our functional currency. We hedge substantially all such foreign exchange exposures primarily through the use of forward contracts and currency options. We also face currency exposure that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We purchase option and forward contracts to partially protect against adverse foreign exchange rate movements. Gains or losses on our derivative instruments are largely offset by the losses or gains on the underlying hedged transactions. For foreign currency derivative instruments, market risk is determined by calculating the impact on fair value of an assumed one-time change in foreign exchange rates relative to the U.S. dollar. Fair values were estimated based on market prices, when available, or dealer quotes. The reduction in fair value of our purchased option contracts is limited to the option's fair value. With respect to the derivative instruments outstanding at September 30, 2002, a 10% appreciation of the U.S. dollar over a one-year period would increase pre-tax earnings by approximately $27 million, while a 10% depreciation of the U.S. dollar would decrease pre-tax earnings by approximately $15 million. Comparatively, considering our derivative instruments outstanding at September 30, 2001, a 10% appreciation of the U.S. dollar over a one-year period would have increased pre-tax earnings by approximately $34 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings by approximately $15 million. These calculations do not reflect the impact of exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

Our primary interest rate exposure results from changes in short-term U.S. dollar interest rates. Our debt portfolio at September 30, 2002, is primarily U.S. dollar-denominated, with less than 2% being foreign denominated. Therefore, transaction and translation exposure relating to our debt portfolio is minimal. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and may enter into interest rate swaps to help maintain that balance. For interest rate derivative instruments, market risk is determined by calculating the impact to fair value of an assumed one-time change in interest rates across all maturities. Fair values were estimated based on market prices, when available, or dealer quotes. A change in interest rates on short-term debt is assumed to impact earnings and cash flow but not fair value because of the short maturities of these instruments. A change in interest rates on long-term debt is assumed to impact fair value but not earnings or cash flow because the interest rates are fixed. See Note 9 of the Notes to Consolidated Financial Statements for additional discussion of our debt portfolio. Based on our overall interest rate exposure at September 30, 2002 and 2001, a change of 10% in interest rates would not have a material effect on our earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of our long-term debt and interest rate swaps at September 30, 2002 and 2001 by approximately $27 million and $26 million, respectively. A 10% decrease in interest rates would increase the fair value of our long-term debt and interest rate swaps at both September 30, 2002 and 2001 by approximately $30 million.

See Note 10 of the Notes to Consolidated Financial Statements for additional discussion of our outstanding forward exchange contracts, currency options and interest rate swaps at September 30, 2002.

Liquidity and Capital Resources

Cash provided by operations, which continues to be our primary source of funds to finance operating needs and capital expenditures, was $836 million in 2002 compared to $779 million in 2001. In fiscal 2002, net cash provided by operating activities was reduced by a $100 million cash contribution to the U.S pension plan. An additional cash contribution of $100 million was made to the U.S. pension plan early in fiscal 2003. We made these contributions because of the decline in the market value of pension assets during 2001 and 2002. The increase in cash provided by changes in working capital reflects lower trade receivables and inventory levels in 2002.

Capital expenditures were $260 million in 2002, compared to $371 million in the prior year. This decline reflects an overall reduction of spending from the peak period of capital expenditures relating to the conversion of safety-engineered devices. Medical capital spending, which totaled $182 million in 2002, included spending for safety-engineered devices and capacity expansion for prefillable syringes in Columbus, Nebraska. Clinical Lab capital spending, which totaled $42 million in 2002, included spending for safety-engineered devices and various capacity expansions. Biosciences capital spending, which totaled $23 million in 2002, included spending on various production expansions. Funds expended outside the above segments included amounts related to our enterprise-wide program to upgrade our business information systems, known internally as Genesis. We expect capital expenditures to be approximately $275 million in 2003.

Net cash used for financing activities was $314 million in 2002 as compared to $201 million during 2001. The increase in cash used for financing activities was due primarily to the repurchase of 6.6 million shares of our common stock for $224 million during 2002. At September 30, 2002, 3.4 million shares remained under a September 2001 Board of Directors' resolution that authorized the repurchase of up to 10 million common shares. Total debt at September 30, 2002 remained virtually unchanged from the prior year. Short-term debt was 35% of total debt at year-end, compared to 37% at the end of 2001. Floating rate debt was 59% of total debt at the end of 2002 and 69% of total debt at the end of 2001. Our weighted average cost of total debt at the end of 2002 was 4%, down from 4.8% at the end of last year due to lower short-term interest rates. Debt to capitalization at year-end improved to 32.5% from 34.1% last year, reflecting an increase in shareholder's equity, while debt remained virtually unchanged. Cash and equivalents were $243 million and $82 million at September 30, 2002 and 2001, respectively. We anticipate generating excess cash in 2003, which could be used to repay debt and repurchase additional common shares.

In August 2001, we negotiated a $900 million syndicated credit facility, consisting of a $450 million five-year line of credit and a $450 million 364-day line of credit. In August 2002, the 364-day line of credit was renewed and extended for an additional 364-day period. There were no borrowings outstanding under this syndicated credit facility at September 30, 2002. It can be used to support our commercial paper program, under which $415 million was outstanding at September 30, 2002, and for other general corporate purposes. In addition, we have informal lines of credit outside the United States. At September 30, 2002, our long-term debt was rated "A2" by Moody's and "A+" by Standard and Poor's and our commercial paper ratings were "P-1" by Moody's and "A-1" by Standard and Poor's. We continue to have a high degree of confidence in our ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required.

Return on equity was 19.9% in 2002 compared with 18.7% in 2001 or 20.5%, excluding the cumulative effect of change in accounting principle and goodwill amortization in 2001.

Other Matters

We believe that our core products, our international diversification and our ability to meet the needs of the worldwide healthcare industry with cost-effective and innovative products will continue to cushion the long-term impact on BD of potential economic and political disruptions in the countries in which we do business, including the effects of possible healthcare system reforms. In 2002, inflation did not have a material impact on our overall operations.

On April 8, 2002, we entered into a non-binding letter of intent with AorTech International plc ("AorTech") to sell our critical care product line. During the fourth quarter of 2002, AorTech announced that it would not proceed with the acquisition of this product line. We will, therefore, continue to manage and support the critical care product line and, accordingly, will not incur a loss on the sale, as originally anticipated. As of September 30, 2002, we have no plans to divest any other product line.

Litigation–Other than Environmental

In 1986, we acquired a business that manufactured, among other things, latex surgical gloves. In 1995, we divested this glove business. We, along with a number of other manufacturers, have been named as a defendant in approximately 519 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter *In re Latex Gloves Products Liability Litigation* (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. Since the inception of this litigation, 227 of these cases have been closed with no liability to BD (166 of which were closed with prejudice), and 14 cases have been settled for an aggregate de minimis amount. We are vigorously defending these remaining lawsuits.

We, along with another manufacturer and several medical product distributors, are named as a defendant in six product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. We had previously been named as a defendant in five similar suits relating to healthcare workers who allegedly sustained accidental needlesticks, each of which has either been dismissed with prejudice or voluntarily withdrawn. Regarding the six pending suits:

- In Texas, *Usrey vs. Becton Dickinson et al.*, the Court of Appeals for the Second District of Texas filed an Opinion on August 16, 2001, reversing the trial court's certification of a class, and remanding the case to the trial court for further proceedings consistent with that opinion. Plaintiffs petitioned the appellate court for rehearing, which the Court of Appeals denied on October 25, 2001.
- In Ohio, *Grant vs. Becton Dickinson et al.* (Case No. 98CVB075616, Franklin County Court), which was filed on July 22, 1998, the court issued a decision on July 17, 2002, certifying a class. We have filed an appeal of the court's ruling with the Ohio Court of Appeals for the 10th Appellate Judicial District.
- In Illinois, *McCaster vs. Becton Dickinson et al.* (Case No. 98L09478, Cook County Circuit Court), which was filed on August 13, 1998, the appeals court issued a decision on March 6, 2002, denying plaintiff's petition for review of the trial court's January 11, 2002 decision to deny class certification. On July 30, 2002, the plaintiff filed a motion with the trial court to reopen the issue of certification based on the Ohio decision in the *Grant* case. On November 22, 2002, the court issued an order denying plaintiff's renewed motion for class certification.
- In New York, Oklahoma and South Carolina, cases have been filed on behalf of an unspecified number of healthcare workers seeking class action certification under the laws of these states. Generally, these remaining actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by BD and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all of these actions, which are pending in state court in Oklahoma, under the caption *Palmer vs. Becton Dickinson et al.* (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998; in state court in South Carolina, under the caption *Bales vs. Becton Dickinson et al.* (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998; and in Federal court in New York, under the caption *Benner vs. Becton Dickinson et al.* (Case No. 99Civ 4798[WHP]), filed on June 1, 1999.

We continue to oppose class action certification in these cases and will continue vigorously to defend these lawsuits, including pursuing all appropriate rights of appeal.

BD has insurance policies in place, and believes that a substantial portion of the potential liability, if any, in the latex and class action matters would be covered by insurance. In order to protect our rights to additional coverage, we filed an action for declaratory judgment under the caption *Becton Dickinson and Company vs. Adriatic Insurance Company et al.* (Docket No. MID-L-3649-99MT, Middlesex County Superior Court) in New Jersey state court. We have withdrawn this action, with the right to refile, so that settlement discussions with the insurance companies may proceed. We have established reserves to cover reasonably anticipated defense costs in all product liability lawsuits, including the needlestick class action and latex matters.

On January 18, 2002, Retractable Technologies, Inc. ("plaintiff") filed a second amended complaint against BD, another manufacturer, and two group purchasing organizations ("GPOs") under the caption *Retractable Technologies, Inc. vs. Becton Dickinson and Company, et al.* (Civil Action No. 501 CV 036, United States District Court, Eastern District of Texas). Plaintiff alleges that BD and other defendants conspired to exclude it from the market and to maintain BD's market share by entering into long-term contracts in violation of state and Federal antitrust laws. Plaintiff also has asserted claims for business disparagement, common law conspiracy, and tortious interference with business relationships. Plaintiff seeks money damages in an as yet undisclosed amount. On February 22, 2002, BD filed a motion to dismiss the second amended complaint. On August 2, 2002, the court issued a Memorandum Opinion and Order denying that motion. Discovery is proceeding, and a trial date has been set for April 8, 2003. We continue to vigorously defend this matter.

We also are involved both as a plaintiff and a defendant in other legal proceedings and claims that arise in the ordinary course of business.

We currently are engaged in discovery or are otherwise in the early stages with respect to certain of the litigation to which we are a party, and therefore, it is difficult to predict the outcome of such litigation. In addition, given the uncertain nature of litigation generally and of the current litigation environment, it is difficult to predict the outcome of any litigation regardless of its stage. A number of the cases pending against BD present complex factual and legal issues and are subject to a number of variables, including, but not limited to, the facts and circumstances of each particular case, the jurisdiction in which each suit is brought, and differences in applicable law. As a result, we are not able to estimate the amount or range of loss that could result from an unfavorable outcome of such matters. While we believe that the claims against BD are without merit and, upon resolution, should not have a material adverse effect on BD, in view of the uncertainties discussed above, we could incur charges in excess of currently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid. We continue to believe that we have a number of valid defenses to each of the suits pending against BD and are engaged in a vigorous defense of each of these matters.

Environmental Matters

We believe that our operations comply in all material respects with applicable laws and regulations. We are a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as "Superfund," and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. We accrue costs for estimated environmental liabilities based upon our best estimate within the range of probable losses, without considering possible third-party recoveries. While we believe that, upon resolution, the environmental claims against BD should not have a material adverse effect on BD, we could incur charges in excess of presently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid.

2001 Compared With 2000

Worldwide revenues in 2001 were $3.7 billion, an increase of 4% over 2000. Unfavorable foreign currency translation impacted revenue growth by 3%. Underlying revenue growth of 7%, which excludes the effects of foreign currency translation, resulted primarily from volume increases in all segments.

Medical revenues in 2001 increased 2% over 2000 to $2.0 billion. Excluding unfavorable foreign currency translation of an estimated 4%, underlying revenue growth was 6%. The primary growth drivers were the conversion to safety-engineered devices, which contributed approximately 4% to the underlying revenue growth, and prefillable syringes and other related devices, which contributed approximately 2%. Medical revenue growth also benefited from a favorable comparison with 2000, which reflected the impact of the discontinuance of U.S. medical surgical distributor incentive programs in that year. In addition, revenue growth was offset by a $28 million decline in sales of consumer healthcare products compared with 2000, primarily as a result of our beginning to redirect promotional efforts in the United States toward branded syringe sales at the retail level.

Clinical Lab revenues in 2001 rose 5% over 2000 to $1.2 billion. Excluding unfavorable foreign currency translation of an estimated 3%, underlying revenue growth was 8%. The conversion to safety-engineered products in the United States was the primary growth driver, contributing approximately 3% to underlying revenue growth. In addition, increased worldwide sales of the molecular diagnostic platform, the *BD ProbeTec ET* System, contributed 1% to underlying revenue growth. Clinical Lab revenue growth also benefited from a favorable comparison with 2000, which reflected the impact of the discontinuance of U.S. distributor incentive programs in that year.

Biosciences revenues in 2001 increased 7% over 2000 to $590 million. Excluding unfavorable foreign currency translation of an estimated 4%, underlying revenue growth was 11%. Such growth was led by sales of immunocytometry products, particularly the *BD FACS* brand flow cytometry systems, which contributed 5% of the underlying revenue growth. In addition, sales of immunology/cell biology and molecular biology reagents contributed 4% of the underlying revenue growth. We believe that the events of September 11 adversely affected fourth quarter 2001 revenues by as much as $5 million due to disruptions to air shipments and research and business activities at several private and government sector customers.

Special charges of $58 million were recorded in 2000. These charges included $32 million relating to severance costs and $6 million of impaired assets and other exit costs associated with a worldwide organizational restructuring plan to align our existing infrastructure with our projected growth programs. The annual savings from the reduction in salaries and wages expense were estimated to be $30 million. As anticipated, these savings, beginning in 2001, offset incremental costs relating to programs, such as advanced protection technologies, blood glucose monitoring, molecular oncology and Genesis. Special charges in 2000 also included $20 million for estimated litigation defense costs associated with our divested latex gloves business. See "Litigation–Other than Environmental" section above for additional discussion. We also recorded other charges of $13 million in cost of products sold in 2000 relating to the recall of certain manufacturing lots of the *BD Insyte Autoguard Shielded IV* catheter. These charges consisted primarily of costs associated with product returns, disposal of the affected product and other direct recall costs. In 1998, we recorded special charges of $91 million, primarily associated with the restructuring of certain manufacturing operations and the write-down of impaired assets. For the 1998 restructuring plan, the estimated annual benefits of $4 million related to reduced manufacturing costs and tax savings associated with the move of a surgical blade plant are expected to be realized in 2003. Beginning in 1999, we realized a reduction in amortization expense of $5 million, resulting from the write-down of certain assets, which offset incremental costs associated with Genesis. For additional discussion of these charges, see Note 5 of the Notes to Consolidated Financial Statements.

Gross profit margin was 48.9% in 2001. Excluding the unfavorable impact of the previously discussed other charges in 2000, gross profit margin would have been 49.3% in 2000. Gross profit margin in 2001 reflects the impact of lower sales of consumer healthcare products and unfavorable foreign exchange, offset largely by the higher gross margin from our safety-engineered products.

Selling and administrative expense of $983 million in 2001 was 26.2% of revenues, compared to $974 million in 2000, or 26.9% of revenues. Incremental spending for growth initiatives was offset, in part, by favorable foreign currency translation and savings associated with the 2000 worldwide organizational restructuring plan.

Investment in research and development in 2001 was $212 million, or 5.7% of revenues. Research and development expense in 2000 was $219 million, or 6% of revenues, excluding an in-process research and development charge of $5 million. This charge represented the fair value of certain acquired research and development projects in the area of cancer diagnostics, which were determined not to have reached technological feasibility and which do not have alternative future uses. Incremental spending was primarily in the Biosciences segment and in key initiatives, including blood glucose monitoring. Investment in research and development in 2001 reflects lower spending than in 2000, which included clinical trial costs for the *BD Phoenix* instrument platform and costs relating to the transdermal business unit that was divested in the first quarter of 2001.

Operating margin in 2001 was 17% of revenues. Excluding special and other charges and purchased in-process research and development charges in 2000, operating margin would have been 16.3% in 2000. The increase in operating margin reflects the revenue growth, along with the favorable effect of continued control over costs.

Net interest expense of $55 million in 2001 was $19 million lower than in 2000, primarily due to lower debt levels and lower short-term interest rates.

Other income, net in 2000 of $79 million included gains on investments of $73 million relating to the sale of two equity investments, which are described more fully in Note 8 of the Notes to Consolidated Financial Statements. Other income, net in 2000 also included the favorable effect of legal settlements and a gain on an investment hedge that more than offset foreign exchange losses and net losses relating to assets held for sale.

The effective tax rate in 2001 was 24% compared to 24.4% in 2000, reflecting a favorable mix in income among tax jurisdictions.

Net income and diluted earnings per share before the cumulative effect of accounting change in 2001 were $438 million, or $1.63, respectively, compared with $393 million, or $1.49 in 2000. Earnings per share in 2000 would have remained about the same, excluding special and other charges, purchased in-process research and development charges, investment gains and a favorable tax benefit from the conclusion of a number of tax examinations in 2000.

As discussed above, we adopted SAB 101, effective October 1, 2000 and recorded a cumulative effect of change in accounting principle of $37 million, net of income tax benefit of $25 million. See Note 2 of the Notes to Consolidated Financial Statements for additional discussion.

Net income in 2001 was $402 million, or $1.49 per share, after reflecting the after-tax cumulative effect of accounting change of $.14 per share.

Capital expenditures were $371 million in 2001, compared to $376 million in 2000, reflecting continued spending for safety-engineered devices. Medical, Clinical Lab and Biosciences capital spending totaled $266 million, $62 million and $24 million, respectively, in 2001. Funds expended outside the above segments included amounts related to Genesis.

Net cash used for financing activities was $201 million in 2001 as compared to $219 million during 2000. During 2001, total debt decreased $180 million, primarily as a result of increased funds from operations that were used to pay down short-term debt. Short-term debt was 37% of total debt at year end, compared to 45% at the end of 2000. Our weighted average cost of total debt at the end of 2001 was 4.8%, down from 7.0% at the end of 2000 due to the reduction in interest rates of short-term borrowings and the impact of interest rate swaps entered into in 2001.

Return on equity was 18.7% in 2001, or 20.3% excluding the 2001 cumulative effect of change in accounting principle, compared with 21.1% in 2000.

Future Impact of Currently Known Trends

Pension Plan Assets and Assumptions–We have experienced a reduction in the market value of assets held by our U.S. pension plan primarily as a result of the decline in the U.S. equity markets. Our pension plan assets also were reduced by normally scheduled benefit payments to plan participants. As previously discussed, because of these declines, we made a $100 million funding contribution to the U.S. pension plan early in fiscal 2003, in addition to the $100 million contribution made in fiscal 2002. The market value decline is expected to negatively impact pension expense in 2003. In addition, based on an annual internal study of actuarial assumptions, the expected long-term rate of return on plan assets was reduced to 8.00% from 9.75%, the discount rate was reduced to 6.75% from 7.50% and the salary rate was reduced to 4% from 4.25%. As a result of these developments, the 2003 net periodic benefit cost for the U.S. pension plan is anticipated to be approximately $24 million higher than in 2002.

Pending Adoption of New Accounting Standards–The Financial Accounting Standards Board (FASB) issued, in August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions relating to long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated by a commitment to a plan after the effective date of the Statement. We have adopted the provisions of this Statement effective October 1, 2002, and do not expect that the Statement will have a material impact on our consolidated financial position or results of operations in 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance had required that liabilities for exit costs be recognized at the date of an entity's commitment to an exit plan. We are required to adopt the provisions of this Statement for any exit or disposal activities that are initiated after December 31, 2002, and do not expect that this Statement will have a material impact on our consolidated financial position or results of operations in 2003.

Critical Accounting Policies

The Financial Review discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Some of those judgments can be subjective and complex and consequently, actual results could differ from those estimates. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. For any given estimate or assumption made by management, there may also be other estimates or assumptions that are reasonable. However, we believe that given the current facts and circumstances, it is unlikely that applying any such alternative judgments would materially impact the accompanying financial statements. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of BD's consolidated financial statements.

Revenue Recognition–We recognize revenue for instruments sold from the Biosciences segment upon installation at the customer's site, due to the fact that a substantive installation effort is required and only we can perform the service. We also defer revenue recognition related to branded insulin syringe products that are sold to distributors in the U.S. consumer trade channel. These products were predominantly sold under incentive programs and these distributors have implied rights of return on unsold merchandise held by them. We recognize revenue on these products upon the sell-through of the respective product from the distribution channel partner to its end customer. In determining the amount of sales to record each quarter, we rely on independent sales and inventory data provided to us from distribution channel partners. Substantially all other revenue is recognized when products are shipped to customers.

Investments–We hold minority interests in companies having operations or technology in areas within or adjacent to BD's strategic focus. Some of these companies are publicly traded for which share prices are available, and some are non-publicly traded whose value is difficult to determine. We write down an investment when management believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of the underlying investments could result in an inability to recover the carrying value of the investments, thereby possibly requiring impairment charges in the future.

Restructuring–During the current year, we recorded reserves in connection with our Medical manufacturing restructuring program. These reserves include estimates pertaining to employee separation costs. In fiscal years 2000 and 1998, we also recorded reserves related to restructuring programs. These reserves included estimates pertaining to employee separation costs, as well as litigation defense costs associated with our latex glove business, which was divested in 1995. See "Litigation–Other than Environmental" section above and "Contingencies" section below for further discussion. Although we do not anticipate significant changes, the actual costs may differ from these estimates. As discussed earlier, the accounting for certain restructuring costs will change upon the future adoption of SFAS No. 146; however, it is not expected to impact charges already recorded.

Contingencies–We are involved, both as a plaintiff and a defendant, in various legal proceedings that arise in the ordinary course of business, including, without limitation, product liability and environmental matters, as further discussed in Note 13 of the Notes to Consolidated Financial Statements. We assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves, if any, for these contingencies is made after careful analysis of each individual issue and, when appropriate, is developed after consultation with outside counsel. The reserves may change in the future due to new developments in each matter or changes in our strategy in dealing with these matters.

Benefit Plans–We have significant pension and post-retirement benefit costs that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We consider current market conditions, including changes in interest rates and market returns, in selecting these assumptions. Changes in the related pension and post-retirement benefit costs may occur in the future due to changes in the assumptions. See additional discussion above concerning our U.S. pension plan.

Stock-Based Compensation–As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," we currently account for stock options by the disclosure-only provision of this Statement, and therefore we use the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for accounting for stock-based compensation. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the option grant over the exercise price. We have not incurred any such compensation expense during the last three fiscal years.

If we had elected to account for our stock-based compensation awards issued subsequent to October 1, 1995 using the fair value method, the estimated fair value of awards would have been charged against income on a straight-line basis over the vesting period. For the year ended September 30, 2002, our net income and diluted earnings per share would have been lower by an estimated $35 million and 13 cents, respectively, under the fair value method. This effect may not be representative of the pro forma effect on net income in future years.

Cautionary Statement Pursuant to Private Securities Litigation Reform Act of 1995–"Safe Harbor" for Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of BD. BD and its representatives may from time to time make certain forward-looking statements in publicly released materials, both written and oral, including statements contained in this report and filings with the Securities and Exchange Commission and in our other reports to shareholders. Forward-looking statements may be identified by the use of words like "plan," "expect," "believe," "intend," "will," "anticipate," "estimate" and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance, as well as our strategy for growth, product development, regulatory approvals, market position and expenditures. All statements which address operating performance or events or developments that we expect or anticipate will occur in the future–including statements relating to volume growth, sales and earnings per share growth and statements expressing views about future operating results–are forward-looking statements within the meaning of the Act.

Forward-looking statements are based on current expectations of future events. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance, and speak only as of their dates. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events and developments or otherwise.

The following are some important factors that could cause our actual results to differ from our expectations in any forward-looking statements:

- Regional, national and foreign economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates and the potential effect of such fluctuations on revenues, expenses and resulting margins.
- Competitive product and pricing pressures and our ability to gain or maintain market share in the global market as a result of actions by competitors, including technological advances achieved and patents attained by competitors as patents on our products expire. While we believe our opportunities for sustained, profitable growth are considerable, actions of competitors could impact our earnings, share of sales and volume growth.
- Changes in domestic and foreign healthcare resulting in pricing pressures, including the continued consolidation among healthcare providers, trends toward managed care and healthcare cost containment and government laws and regulations relating to sales and promotion, reimbursement and pricing generally.
- The effects, if any, of governmental and media activities relating to U.S. Congressional hearings regarding the business practices of group purchasing organizations, which negotiate product prices on behalf of their member hospitals with BD and other suppliers.
- Fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships.
- Adoption of or changes in government laws and regulations affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxation, environmental matters, sales practices, price controls, licensing and regulatory approval of new products, or changes in enforcement practices with respect to any such laws and regulations.
- Difficulties inherent in product development, including the potential inability to successfully continue technological innovation, complete clinical trials, obtain regulatory approvals in the United States and abroad, or gain and maintain market approval of products, and the possibility of encountering infringement claims by competitors with respect to patent or other intellectual property rights, all of which can preclude or delay commercialization of a product.
- Significant litigation adverse to BD, including product liability claims, patent infringement claims, and antitrust claims, as well as other risks and uncertainties detailed from time to time in our Securities and Exchange Commission filings.
- The effects, if any, of adverse media exposure or other publicity regarding allegations made or related to litigation pending against BD.
- Our ability to achieve earnings forecasts, which are generated based on projected volumes and sales of many product types, some of which are more profitable than others. There can be no assurance that we will achieve the projected level or mix of product sales.
- The effect of market fluctuations on the value of assets in BD's pension plans and the possibility that BD may need to make additional contributions to the plans as a result of any decline in the value of such assets.
- Our ability to effect infrastructure enhancements and incorporate new systems technologies into our operations.
- Product efficacy or safety concerns resulting in product recalls, regulatory action on the part of the Food and Drug Administration (or foreign counterparts) or declining sales.
- Economic and political conditions in international markets, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders.
- Our ability to penetrate developing and emerging markets, which also depends on economic and political conditions, and how well we are able to acquire or form strategic business alliances with local companies and make necessary infrastructure enhancements to production facilities, distribution networks, sales equipment and technology.
- The impact of business combinations, including acquisitions and divestitures, both internally for BD and externally, in the healthcare industry.
- Issuance of new or revised accounting standards by the American Institute of Certified Public Accountants, the Financial Accounting Standards Board or the Securities and Exchange Commission.

The foregoing list sets forth many, but not all, of the factors that could impact our ability to achieve results described in any forward-looking statements. Investors should understand that it is not possible to predict or identify all such factors and should not consider this list to be a complete statement of all potential risks and uncertainties.

Report of Management

The following consolidated financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States and include, where required, amounts based on the best estimates and judgments of management. The integrity and objectivity of data in the financial statements and elsewhere in this Annual Report are the responsibility of management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures. This control structure is further reinforced by a program of internal audits, including a policy that requires responsive action by management.

The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report follows. Their audits were conducted in accordance with auditing standards generally accepted in the United States and included a review and evaluation of the Company's internal accounting controls to the extent they considered necessary for the purpose of expressing an opinion on the consolidated financial statements. This, together with other audit procedures and tests, was sufficient to provide reasonable assurance as to the fairness of the information included in the consolidated financial statements and to support their opinion thereon.

The Board of Directors monitors the internal control system, including internal accounting controls, through its Audit Committee which consists of five outside Directors. The Audit Committee meets periodically with the independent auditors, internal auditors and financial management to review the work of each and to satisfy itself that they are properly discharging their responsibilities. The independent auditors and internal auditors have full and free access to the Audit Committee and meet with its members, with and without financial management present, to discuss the scope and results of their audits including internal control, auditing and financial reporting matters.

Edward J. Ludwig	**John R. Considine**	**William A. Tozzi**
Chairman, President and Chief Executive Officer	*Executive Vice President and Chief Financial Officer*	*Vice President and Controller*

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors
Becton, Dickinson and Company

We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2002 and 2001, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, in fiscal year 2001 the Company changed its method of accounting for revenue recognition in accordance with guidance provided in Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Ernst + Young LLP

New York, New York
November 6, 2002

Financial Statements

Consolidated Statements of Income

Years Ended September 30

Thousands of dollars, except per-share amounts

	2002	2001	2000
Operations			
Revenues	**$4,033,069**	$3,746,182	$3,618,334
Cost of products sold	**2,083,669**	1,913,292	1,848,332
Selling and administrative expense	**1,032,043**	983,296	973,902
Research and development expense	**220,186**	211,834	223,782
Special charges	**21,508**	—	57,514
Total Operating Costs and Expenses	**3,357,406**	3,108,422	3,103,530
Operating Income	**675,663**	637,760	514,804
Interest expense, net	**(33,304)**	(55,414)	(74,197)
Other (expense) income, net	**(13,770)**	(5,596)	79,327
Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle	**628,589**	576,750	519,934
Income tax provision	**148,607**	138,348	127,037
Income Before Cumulative Effect of Change in Accounting Principle	**479,982**	438,402	392,897
Cumulative effect of change in accounting principle, net of tax	—	(36,750)	—
Net Income	**$ 479,982**	$ 401,652	$ 392,897
Basic Earnings Per Share			
Before Cumulative Effect of Change in Accounting Principle	**$ 1.85**	$ 1.69	$ 1.54
Cumulative effect of change in accounting principle, net of tax	—	(0.14)	—
Basic Earnings Per Share	**$ 1.85**	$ 1.55	$ 1.54
Diluted Earnings Per Share			
Before Cumulative Effect of Change in Accounting Principle	**$ 1.79**	$ 1.63	$ 1.49
Cumulative effect of change in accounting principle, net of tax	—	(0.14)	—
Diluted Earnings Per Share	**$ 1.79**	$ 1.49	$ 1.49

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

Years Ended September 30
Thousands of dollars

	2002	2001	2000
Net Income	**$479,982**	$401,652	$392,897
Other Comprehensive Loss, Net of Tax			
Foreign currency translation adjustments	**16,472**	(38,704)	(161,304)
Minimum pension liability adjustment	**(77,661)**	—	—
Unrealized gains (losses) on investments, net of amounts recognized	**4,005**	(3,616)	2,558
Unrealized losses on cash flow hedges, net of amounts realized	**(380)**	(4,013)	—
Other Comprehensive Loss	**(57,564)**	(46,333)	(158,746)
Comprehensive Income	**$422,418**	$355,319	$234,151

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

September 30

Thousands of dollars, except per-share amounts and numbers of shares

	2002	2001
Assets		
Current Assets		
Cash and equivalents	**$ 243,115**	$ 82,129
Short-term investments	**1,850**	4,571
Trade receivables, net	**745,998**	768,047
Inventories	**697,696**	707,744
Prepaid expenses, deferred taxes and other	**240,048**	200,451
Total Current Assets	**1,928,707**	1,762,942
Property, Plant and Equipment, Net	**1,765,730**	1,716,023
Goodwill, Net	**492,327**	431,452
Core and Developed Technology, Net	**283,166**	304,688
Other Intangibles, Net	**126,758**	164,643
Capitalized Software, Net	**284,109**	231,123
Other	**159,663**	191,416
Total Assets	**$5,040,460**	$4,802,287
Liabilities		
Current Liabilities		
Short-term debt	**$ 434,642**	$ 454,012
Accounts payable	**224,645**	205,046
Accrued expenses	**310,238**	352,589
Salaries, wages and related items	**225,694**	202,900
Income taxes	**57,234**	50,129
Total Current Liabilities	**1,252,453**	1,264,676
Long-Term Debt	**802,967**	782,996
Long-Term Employee Benefit Obligations	**391,607**	335,731
Deferred Income Taxes and Other	**105,459**	90,117
Shareholders' Equity		
ESOP convertible preferred stock–$1 par value: authorized–1,016,949 shares; issued and outstanding–639,262 shares in 2002 and 686,922 shares in 2001	**37,945**	40,528
Preferred stock, series A–$1 par value: authorized–500,000 shares; none issued	**—**	—
Common stock–$1 par value: authorized–640,000,000 shares; issued–332,662,160 shares in 2002 and 2001	**332,662**	332,662
Capital in excess of par value	**185,122**	148,690
Retained earnings	**3,514,465**	3,137,304
Unearned ESOP compensation	**(7,847)**	(12,001)
Deferred compensation	**8,496**	7,096
Common shares in treasury–at cost–77,132,248 shares in 2002 and 73,425,478 shares in 2001	**(1,137,583)**	(937,790)
Accumulated other comprehensive loss	**(445,286)**	(387,722)
Total Shareholders' Equity	**2,487,974**	2,328,767
Total Liabilities and Shareholders' Equity	**$5,040,460**	$4,802,287

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years Ended September 30
Thousands of dollars

	2002	2001	2000
Operating Activities			
Net income	**$479,982**	$401,652	$392,897
Adjustments to net income to derive net cash provided by operating activities:			
Depreciation and amortization	**304,865**	305,700	288,255
Pension contribution	**(100,000)**	—	—
Cumulative effect of change in accounting principle, net of tax	**—**	36,750	—
Non-cash special charges	**6,526**	—	4,543
Deferred income taxes	**57,202**	37,400	37,246
Losses (gains) on investments, net	**18,576**	—	(76,213)
Change in operating assets (excludes impact of acquisitions):			
Trade receivables	**32,585**	(34,063)	11,688
Inventories	**21,112**	(32,290)	(64,663)
Prepaid expenses, deferred taxes and other	**(222)**	(18,652)	(12,106)
Accounts payable, income taxes and other liabilities	**(1,241)**	67,519	44,854
Other, net	**16,648**	14,629	(11,008)
Net Cash Provided by Operating Activities	**836,033**	778,645	615,493
Investing Activities			
Capital expenditures	**(259,703)**	(370,754)	(376,372)
Acquisitions of businesses, net of cash acquired	**—**	(30,953)	(21,272)
Proceeds (purchases) of short-term investments, net	**3,054**	(530)	1,299
Proceeds from sales of long-term investments	**4,598**	7,632	101,751
Purchases of long-term investments	**(3,397)**	(24,938)	(9,273)
Capitalized software	**(81,376)**	(72,231)	(50,397)
Other, net	**(24,297)**	(50,155)	(49,135)
Net Cash Used for Investing Activities	**(361,121)**	(541,929)	(403,399)
Financing Activities			
Change in short-term debt	**(18,819)**	(82,600)	(98,496)
Proceeds of long-term debt	**4,526**	2,987	948
Payment of long-term debt	**(11,096)**	(103,104)	(60,923)
Repurchase of common stock	**(223,961)**	—	—
Issuance of common stock	**38,069**	82,925	34,724
Dividends paid	**(102,459)**	(101,329)	(95,749)
Net Cash (Used for) Provided by Financing Activities	**(313,740)**	(201,121)	(219,496)
Effect of exchange rate changes on cash and equivalents	**(186)**	(2,662)	(3,334)
Net Increase (Decrease) in Cash and Equivalents	**160,986**	32,933	(10,736)
Opening Cash and Equivalents	**82,129**	49,196	59,932
Closing Cash and Equivalents	**$243,115**	$ 82,129	$ 49,196

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Thousands of dollars, except per-share amounts and numbers of shares

Index

1 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Becton, Dickinson and Company and its majority-owned subsidiaries ("Company") after the elimination of intercompany transactions.

Reclassifications

The Company has reclassified certain prior year information to conform with the current year presentation.

Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates market. The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the last-in, first-out ("LIFO") method of determining cost for substantially all inventories in the United States. All other inventories are accounted for using the first-in, first-out ("FIFO") method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are principally provided on the straight-line basis over estimated useful lives, which range from 20 to 45 years for buildings, four to 10 years for machinery and equipment and three to 20 years for leasehold improvements. Depreciation expense was $201,558, $179,411, and $168,846 in fiscal 2002, 2001, and 2000, respectively.

Intangibles

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2001, as discussed in Note 2. As a result, goodwill is no longer amortized, but instead is reviewed annually for impairment in accordance with the provisions of the Statement. Core and developed technology continues to be amortized over periods ranging from 15 to 20 years, using the straight-line method. Both goodwill and core and developed technology arise from acquisitions.

Other intangibles with finite useful lives, which include patents, are amortized over periods principally ranging from three to 40 years, using the straight-line method. These intangibles are periodically reviewed to assess recoverability from future operations using undiscounted cash flows. To the extent carrying values exceed fair values, an impairment loss is recognized in operating results. Other intangibles also include certain trademarks that are considered to have indefinite lives, as they are expected to generate cash flows indefinitely. Therefore, in accordance with the provisions of SFAS No. 142, these trademarks are no longer amortized but are reviewed annually for impairment.

Capitalized Software

Capitalized software primarily represents costs associated with our enterprise-wide program to upgrade our business information systems, known internally as "Genesis". The costs associated with the Genesis program will be fully amortized by 2009, with amortization expense being primarily reported as Selling and administrative expense.

Revenue Recognition

Revenue is recognized on the sale of instruments in the Biosciences segment upon completion of installation at the customer's site. The Company also defers revenue recognition related to branded insulin syringe products sold to distributors in the U.S. consumer trade channel. Revenue is recognized for these sales upon the sell-through of such product from the distribution channel partner to the end customer. See Note 2 for additional discussion. Substantially all other revenue is recognized when products are shipped to customers.

Shipping and Handling Costs

Shipping and handling costs are included in Selling and administrative expense. Shipping expense was $174,942, $164,401, and $148,571 in fiscal 2002, 2001, and 2000, respectively.

Warranty

Estimated future warranty obligations related to applicable products are provided by charges to operations in the period in which the related revenue is recognized.

Income Taxes

United States income taxes are not provided on substantially all undistributed earnings of foreign subsidiaries since the subsidiaries reinvest such earnings or remit them to the Company without tax consequence. Income taxes are provided and tax credits are recognized based on tax laws enacted at the dates of the financial statements.

Earnings Per Share

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates or assumptions affect reported assets, liabilities, revenues and expenses as reflected in the financial statements. Actual results could differ from these estimates.

Derivative Financial Instruments

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, all derivatives are recorded in the balance sheet at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. See Note 10 for additional discussion on financial instruments.

Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. The Company hedges its foreign currency exposures by entering into offsetting forward exchange contracts and currency options, when it deems appropriate. The Company also occasionally enters into interest rate swaps, interest rate caps, interest rate collars, and forward rate agreements in order to reduce the impact of fluctuating interest rates on its short-term debt and investments. In connection with issuances of long-term debt, the Company may also enter into forward rate agreements in order to protect itself from fluctuating interest rates during the period in which the sale of the debt is being arranged. The Company also occasionally enters into forward contracts in order to reduce the impact of fluctuating market values on its available-for-sale securities as defined by SFAS No. 115. The Company does not use derivative financial instruments for trading or speculative purposes.

Any deferred gains or losses associated with derivative instruments, which on infrequent occasions may be terminated prior to maturity, are recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, such instrument would be closed and the resultant gain or loss would be recognized in income.

Stock-Based Compensation

Under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price.

2 Accounting Changes

Goodwill and Other Intangible Assets

Effective October 1, 2001, the Company adopted the provisions of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141, among other things, changes the criteria for recognizing intangible assets apart from goodwill. SFAS No. 142 stipulates that goodwill and indefinite-lived intangible assets will no longer be amortized, but instead will be periodically reviewed for impairment. Diluted earnings per share for fiscal 2002 reflect an approximate ten-cent benefit from the adoption of SFAS No. 142.

Upon adoption of these Statements, the Company reclassified approximately $28,500 of assets from Other Intangibles, Net to Goodwill, Net, primarily related to assembled workforce. These assets did not meet the criteria for recognition apart from goodwill under SFAS No. 141. Of this amount, approximately $18,400 related to the Biosciences segment and approximately $10,100 related to the Medical segment. The Company also ceased amortizing certain trademarks that were deemed to have indefinite lives as they are expected to generate cash flows indefinitely. The following table reconciles reported net income to that which would have been reported if the current method of accounting for goodwill and indefinite-lived asset amortization was used for the years ended September 30, 2001, and 2000:

	2002	2001	2000
Reported Net Income	**$ 479,982**	$ 401,652	$ 392,897
Goodwill Amortization	**—**	25,943	25,590
Amortization of Indefinite-Lived Intangible Assets	**—**	1,307	1,311
Adjusted Net Income	**$ 479,982**	$ 428,902	$ 419,798
Basic Earnings Per Share	**$ 1.85**	$ 1.55	$ 1.54
Goodwill Amortization	**—**	.10	.10
Amortization of Indefinite-Lived Intangible Assets	**—**	.01	.01
Adjusted Basic Earnings Per Share	**$ 1.85**	$ 1.66	$ 1.65
Diluted Earnings Per Share	**$ 1.79**	$ 1.49	$ 1.49
Goodwill Amortization	**—**	.10	.10
Amortization of Indefinite-Lived Intangible Assets	**—**	—	—
Adjusted Diluted Earnings Per Share	**$ 1.79**	$ 1.59	$ 1.59

Intangible amortization expense was $37,753 in fiscal 2002. The estimated aggregate amortization expense for the fiscal years ending September 30, 2003 to 2007 are as follows: 2003–$37,500; 2004–$36,900; 2005–$35,200; 2006–$32,200; 2007–$32,100.

Intangible assets at September 30 consisted of:

	2002		2001	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
Core and Developed Technology	**$370,044**	**$ 86,878**	$ 370,044	$ 65,356
Patents, Trademarks, & Other	**308,202**	**199,065**	358,604	193,961
Goodwill	**—**	**—**	594,695	163,243
Total	**$678,246**	**$285,943**	$1,323,343	$422,560
Unamortized intangible assets				
Goodwill[(A)]	**$492,327**		—	
Trademarks[(B)]	**17,621**		—	
Total	**$509,948**		$ —	

(A) Net of accumulated amortization of $175,903.

(B) Net of accumulated amortization of $6,175.

On March 31, 2002, the Company completed its goodwill impairment assessment as required by SFAS No. 142. The adoption of this aspect of SFAS No. 142 did not result in a goodwill impairment and therefore had no impact on the results of operations or financial condition of the Company.

Revenue Recognition

Effective October 1, 2000, the Company changed its method of revenue recognition for certain products in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"). As a result, the Company recorded the following accounting changes.

The Company changed its accounting method for revenue recognition related to branded insulin syringe products that are sold to distributors in the U.S. consumer trade channel. These products were predominantly sold under incentive programs and these distributors have implied rights of return on unsold merchandise held by them. The Company previously recognized this revenue upon shipment to these distributors, net of appropriate allowances for sales returns. Effective October 1, 2000, the Company changed its method of accounting for revenue related to these product sales to recognize such revenues upon the sell-through of the respective product from the distribution channel partner to the end customer. The Company believes this change in accounting principle is the preferable method. The cumulative effect of this change in accounting method was a charge of $52,184 or $30,789, net of taxes.

The Company also changed its accounting method for recognizing revenue on certain instruments in the Biosciences segment. Prior to the adoption of SAB 101, the Company's accounting policy was to recognize revenue upon delivery of instruments to customers but prior to installation at the customer's site. The Company had routinely completed such installation services successfully in the past, but a substantive effort is required for the installation of these instruments and only the Company can perform the service. Therefore, effective October 1, 2000, the Company recognizes revenues for these instruments upon completion of installation at the customer's site. The cumulative effect of this change in accounting method was a charge of $9,772, or $5,961 net of taxes.

The total cumulative effect of these accounting changes on prior years resulted in an after-tax charge to income of $36,750 for the year ended September 30, 2001. Of the $80,700 of revenues included in the cumulative effect adjustment, $44,300 and $28,500 were included in the restated revenues for the first and second quarters of fiscal 2001, respectively, with the remainder substantially recognized by the end of the third quarter. The adoption of SAB 101 increased Biosciences revenues for 2001 by approximately $3,400 and decreased Medical Systems revenues for 2001 by about $3,100. Consequently, the adoption of SAB 101 had an immaterial effect on revenues for the year ended September 30, 2001.

As of September 30, 2002 and 2001, the deferred profit balances recorded as Accrued Expenses were $10,807 and $62,100, respectively.

If the accounting change were made retroactively, the unaudited pro forma consolidated net income, basic earnings per share, and diluted earnings per share for the year ended September 30, 2000, would have been $385,721, $1.52, and $1.46, respectively.

Adoption of New Accounting Standards

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions relating to long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated by a commitment to a plan after the effective date of the Statement. The Company will adopt the provisions of this Statement effective October 1, 2002, and does not expect that this Statement will have a material impact on its consolidated financial position or results of operations in 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance had required that liabilities for exit costs be recognized at the date of an entity's commitment to an exit plan. The Company is required to adopt the provisions of this Statement for any exit or disposal activities that are initiated after December 31, 2002, and does not expect that this Statement will have a material impact on its consolidated financial position or results of operations in 2003.

3 Employee Stock Ownership Plan/ Savings Incentive Plan

The Company has an Employee Stock Ownership Plan ("ESOP") as part of its voluntary defined contribution plan (Savings Incentive Plan) covering most domestic employees. The ESOP is intended to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's salary. To accomplish this, in 1990, the ESOP borrowed $60,000 in a private debt offering and used the proceeds to buy the Company's ESOP convertible preferred stock. Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 6.4 shares of the Company's common stock. The preferred stock pays an annual dividend of $3.835 per share, a portion of which is used by the ESOP, together with the Company's contributions, to repay the ESOP debt. Since the ESOP debt is guaranteed by the Company, it is reflected on the consolidated balance sheet as short-term and long-term debt with a related amount shown in the shareholders' equity section as Unearned ESOP compensation.

The amount of ESOP expense recognized is equal to the cost of the preferred shares allocated to plan participants and the ESOP interest expense for the year, reduced by the amount of dividends paid on the preferred stock.

Selected financial data pertaining to the ESOP/Savings Incentive Plan follows:

	2002	2001	2000
Total expense of the Savings Incentive Plan	**$2,737**	$2,989	$3,442
Compensation expense (included in total expense above)	**$1,863**	$1,855	$2,017
Dividends on ESOP shares used for debt service	**$2,553**	$2,721	$2,916
Number of preferred shares allocated at September 30	**476,938**	457,921	441,530

The Company guarantees employees' contributions to the fixed income fund of the Savings Incentive Plan. The amount guaranteed was $105,879 at September 30, 2002.

4 Benefit Plans

The Company has defined benefit pension plans covering substantially all of its employees in the United States and certain foreign locations. The Company also provides certain postretirement healthcare and life insurance benefits to qualifying domestic retirees. Postretirement benefit plans in foreign countries are not material.

In November 2001, the Company made a $100 million cash contribution to the U.S. pension plan. The Company made an additional $100 million cash contribution to this plan in the first quarter of fiscal year 2003. The Company made these contributions because of the decline in the market value of pension assets during fiscal years 2002 and 2001.

The change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets at September 30, 2002 and 2001 for these plans were as follows:

	Pension Plans		Other Postretirement Benefits	
	2002	2001	**2002**	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 707,392**	$ 654,588	**$ 200,011**	$ 185,425
Service cost	**35,702**	33,121	**2,609**	2,418
Interest cost	**49,095**	46,344	**14,419**	13,841
Plan amendments	**4,220**	2,503	**—**	(2,500)
Benefits paid	**(41,064)**	(51,660)	**(18,497)**	(16,031)
Actuarial loss	**84,547**	25,914	**23,832**	16,858
Settlement	**—**	(4,335)	**—**	—
Other, includes translation	**13,030**	917	**—**	—
Benefit obligation at end of year	**$ 852,922**	$ 707,392	**$ 222,374**	$ 200,011
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 490,913**	$ 592,835	**$ —**	$ —
Actual return on plan assets	**(50,215)**	(62,126)	**—**	—
Employer contribution	**110,325**	14,697	**—**	—
Benefits paid	**(41,064)**	(51,660)	**—**	—
Settlement	**—**	(4,335)	**—**	—
Other, includes translation	**9,202**	1,502	**—**	—
Fair value of plan assets at end of year	**$ 519,161**	$ 490,913	**$ —**	$ —
Funded status:				
Unfunded benefit obligation	**$(333,761)**	$(216,479)	**$(222,374)**	$(200,011)
Unrecognized net transition obligation	**1,241**	1,325	**—**	—
Unrecognized prior service cost	**2,992**	(1,646)	**(37,919)**	(44,084)
Unrecognized net actuarial loss	**307,067**	119,662	**61,904**	39,495
Accrued benefit cost	**$ (22,461)**	$ (97,138)	**$(198,389)**	$(204,600)
Amounts recognized in the consolidated balance sheets consisted of:				
Prepaid benefit cost	**$ 13,258**	$ 17,410	**$ —**	$ —
Accrued benefit liability	**(168,907)**	(114,548)	**(198,389)**	(204,600)
Intangible asset	**2,918**	—	**—**	—
Accumulated other comprehensive income, before income taxes	**130,270**	—	**—**	—
Net amount recognized	**$ (22,461)**	$ (97,138)	**$(198,389)**	$(204,600)

Foreign pension plan assets at fair value included in the preceding table were $134,300 and $125,568 at September 30, 2002 and 2001, respectively. The foreign pension plan projected benefit obligations were $189,066 and $147,283 at September 30, 2002 and 2001, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $771,060, $613,018, and $446,908, respectively as of September 30, 2002, and $35,257, $29,653, and $18,349, respectively as of September 30, 2001.

Net pension and postretirement expense included the following components:

	Pension Plans			Other Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000
Components of net pension and postretirement costs:						
Service cost	**$ 35,702**	$ 33,121	$ 32,743	**$ 2,609**	$ 2,418	$ 2,237
Interest cost	**49,095**	46,344	43,213	**14,419**	13,841	13,505
Expected return on plan assets	**(52,560)**	(58,203)	(58,880)	**—**	—	—
Amortization of prior service cost	**(136)**	(282)	(1,212)	**(6,233)**	(6,017)	(6,017)
Amortization of (gain) loss	**3,064**	(268)	(659)	**1,626**	363	694
Amortization of net obligation	**12**	22	(575)	**—**	—	—
Curtailment gain	**—**	—	(1,528)	**—**	—	—
Special termination benefits	**—**	—	143	**—**	—	—
Net pension and postretirement costs	**$ 35,177**	$ 20,734	$ 13,245	**$12,421**	$10,605	$10,419

Net pension expense attributable to foreign plans included in the preceding table was $8,478, $7,189, and $8,580 in 2002, 2001, and 2000, respectively.

The assumptions used in determining benefit obligations were as follows:

	Pension Plans		Other Postretirement Benefits	
	2002	2001	**2002**	2001
Discount rate:				
U.S. plans	**6.75%**	7.50%	**6.75%**	7.50%
Foreign plans (average)	**5.18%**	5.74%	**—**	—
Expected return on plan assets:[(A)]				
U.S. plans	**8.00%**	9.75%	**—**	—
Foreign plans (average)	**7.15%**	7.37%	**—**	—
Rate of compensation increase:				
U.S. plans	**4.00%**	4.25%	**4.00%**	4.25%
Foreign plans (average)	**3.17%**	3.51%	**—**	—

(A) Used in the determination of the subsequent year's net pension expense.

At September 30, 2002, the healthcare trend rates were 10% pre- and post-age 65, decreasing to an ultimate rate of 5% beginning in 2008. At September 30, 2001, the corresponding healthcare trend rates were 7% pre-age 65, 6% post-age 65 and an ultimate rate of 6% beginning in 2003. A one percentage point increase in healthcare cost trend rates in each year would increase the accumulated postretirement benefit obligation as of September 30, 2002, by $10,455 and the aggregate of the service cost and interest cost components of 2002 annual expense by $710. A one percentage point decrease in the healthcare cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of September 30, 2002, by $9,009 and the aggregate of the 2002 service cost and interest cost by $611.

The Company utilizes a service-based approach in applying the provisions of SFAS No. 112, "Employers' Accounting For Postemployment Benefits," for most of its postemployment benefits. Such an approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. Postemployment benefit costs were $13,599, $15,107, and $22,364 in 2002, 2001, and 2000, respectively.

5 Special and Other Charges

The Company recorded special charges of $21,508, $57,514, and $90,945 in fiscal years 2002, 2000, and 1998, respectively.

Fiscal Year 2002

The Company recorded special charges of $9,937 and $15,760 during the second and third quarters of fiscal 2002, respectively, related to a manufacturing restructuring program in the BD Medical Systems ("Medical") segment that is aimed at optimizing manufacturing efficiencies and improving the Company's competitiveness in the different markets in which it operates. Of these charges, $19,171 represented exit costs, which included $18,533 related to severance costs. This program involves the termination of 533 employees in China, France, Germany, Ireland, Mexico, and the United States. As of September 30, 2002, 268 of the targeted employees had been severed. The Company expects these terminations to be completed and the related accrued severance to be substantially paid by the end of fiscal 2003. Also included in current year special charges were asset write-downs of $6,526. Included in this amount were asset impairments in China of $5,109 that represented the excess carrying values over the fair values of machinery and equipment, based on discounted cash flow estimates. The depreciation of the remaining carrying value of these assets is being accelerated over the period remaining until the completion of the exit plan. The remaining asset write-downs recorded in the special charge included machinery and equipment, which were written down to zero. These assets were taken out of service immediately after the write-down occurred and will be scrapped.

Offsetting special charges in the third quarter of 2002 were $4,189 of reversals of fiscal 2000 special charges. These charges primarily related to a manufacturing restructuring that took place in

Europe and includes excess reserves primarily related to severance and lease cancellation costs. The lower severance costs were due to the ability to sever individuals at a lower cost. The lower lease cancellation cost was due to the decision not to exit a leased facility as originally planned. These changes primarily resulted from further analysis of our European manufacturing structure and a modified restructuring plan approved in the third quarter of 2002. These reversals, the majority of which related to the Medical segment, were recorded to Special Charges, consistent with the original accounting treatment.

A summary of the 2002 special charge accrual activity follows:

	Severance	Restructuring
2002 Special Charges	$18,500	$600
Payments	(5,100)	—
Accrual Balance at September 30, 2002	$13,400	$600

Fiscal Year 2000

The Company developed a worldwide organizational restructuring plan to align its existing infrastructure with its projected growth programs. This plan included the elimination of open positions and employee terminations from all businesses, functional areas and regions for the sole purpose of cost reduction. As a result of the approval of this plan in September 2000, the Company recorded $33,000 of exit costs, of which $31,700 related to severance costs. As discussed earlier, the Company reversed $4,189 of these charges in the third quarter of fiscal 2002 primarily related to severance and lease cancellation costs. Of the 600 employees originally targeted for termination under this plan, approximately 15 remained to be severed as of September 30, 2002. The remaining terminations and related accrued severance are expected to be substantially completed and paid by the first half of 2003.

Asset impairments relating to this restructuring plan totaled $4,514 and represented the write-down to fair value less cost to sell of assets held for sale or disposal in the Medical Systems segment. Also included in special charges in 2000 was $20,000 for estimated litigation defense costs associated with the Company's latex glove business, which was divested in 1995. Further discussion of legal proceedings is included in Note 13.

A summary of the 2000 special charge accrual activity follows:

	Severance	Restructuring	Other
Accrual Balance at September 30, 2000	$31,700	$1,300	$20,000
Payments	(25,400)	(100)	(8,300)
Accrual Balance at September 30, 2001	6,300	1,200	11,700
Reversals	(3,000)	(1,200)	—
Payments	(2,600)	—	(9,300)
Accrual Balance at September 30, 2002	$ 700	$ —	$ 2,400

The Company recorded $13,100 of charges in Cost of products sold in the second quarter of fiscal 2000, associated with a product recall. These charges consisted primarily of costs associated with product returns, disposal of affected product, and other direct recall costs.

Fiscal Year 1998

In an effort to improve manufacturing efficiencies at certain locations, the Company initiated in 1998 two restructuring plans: the closing of a surgical blade plant in Hancock, New York and the consolidation of other production functions in Brazil, Spain, Australia and France. Total charges of $35,300 were recorded in 1998 relating to these restructuring plans, primarily in the Medical segment, and consisted of $15,400 relating to severance and other employee termination costs; $15,400 relating to manufacturing equipment write-offs; and $4,500 relating to remaining lease obligations.

The original anticipated completion date for the Hancock facility closing was May 2000. The Company had estimated that approximately 200 employees would be terminated and recorded a $9,900 charge relating to severance and a $2,400 charge relating to other employee termination costs. Severance was originally estimated based on the severance arrangement communicated to employees in June 1998. The shutdown of the Hancock facility involved the transfer of three major production lines to new locations. Two of these production moves occurred in September 1999, as planned. At that time, a total of 50 employees were terminated and severance was paid and charged against the reserve. The move of the remaining production line for surgical blades has been delayed due to the following events:

1. The original plan did not anticipate the need for safety stock to serve the blade market during the move since the Company planned to use a new blade grinding technology that would allow for parallel production of blades during the eventual wind down and phase out of the old technology in Hancock. Problems arose with this new technology during fiscal 1999, which resulted in the Company's decision to maintain the existing technology. In addition, the blade business experienced a surge in demand for surgical blades around the world, particularly in Europe, between October 1998 and June 1999. This increased demand seriously hampered the Company's ability to build the required inventory levels to enable a move by May 2000. As a result, the Hancock closure date was revised to the latter part of fiscal 2001.
2. During the latter part of fiscal 1999 and early fiscal 2000, the U.S. healthcare marketplace experienced increased activity in the area of healthcare worker safety and sharp device injuries. In response to this significant shift in the marketplace and the enactment of state laws and the expected enactment of federal law requiring the use of safety-engineered products, the Company reprioritized its efforts to deliver safety surgical blades to the marketplace. This decision resulted in an extension of the timeline necessary to enable the blade production move and the closure of the Hancock facility.

The severance estimates increased as a result of the extension of the Hancock final closing date. The impact of the estimated increase in severance costs was offset by savings from certain other factors, including lower actual salary increases, and lower outplacement fees than were originally anticipated. Production at the Hancock facility ceased in September 2002, and approximately 28 employees remain to be terminated upon completion of remaining shutdown activities. The Company expects the accruals related to this restructuring plan to be substantially paid by December 2002.

The Company originally scheduled to complete the consolidation of the other production facilities within 12 to 18 months from the date the plans were finalized. Approximately 150 employees were estimated to be affected by these consolidations. Exit costs of approximately $23,000 associated with these activities included $3,100 of severance costs, with the remainder primarily related to write-offs of manufacturing equipment with a fair value of zero. At the time, the Company expected to remove all such assets, with the exception of Brazil and Spain manufacturing assets, from operations by September 1998. The Company reversed $6,300 of the charges relating to the Brazil and Spain restructuring plans in fiscal 1999 as a result of the decision not to exit certain production activities as originally planned. The Company also recorded a catch-up adjustment to cost of sales for depreciation not taken since the initial write-off of assets relating to these locations. The remaining consolidation activities in Australia and France were completed as planned, with a total of approximately 30 employees terminated.

The Company also recorded $37,800 of special charges to recognize impairment losses on other non-manufacturing assets. Approximately $25,600 of this charge related to the write-down of goodwill and other assets associated with prior acquisitions in the area of manual microbiology. The impairment loss was recorded as a result of the carrying value of these assets exceeding their fair value, calculated on the basis of discounted estimated future cash flows. The carrying amount of such goodwill and other intangibles was $24,000. The balance of the impairment loss of $1,600 was recognized as a write-down of related fixed assets. Also included in the $37,800 charge was a $4,700 write-down of a facility held for sale, which was subsequently sold in fiscal 2000 at its adjusted book value.

The remaining special charges of $17,845 primarily consisted of $12,300 of estimated litigation defense costs associated with the Company's latex glove business, which was divested in 1995, as well as a number of miscellaneous asset write-downs.

A summary of the 1998 special charge accrual activity follows:

	Severance	Restructuring	Other
Special Charges	$13,000	$4,500	$15,100
Payments	(500)	(50)	(2,400)
Accrual Balance at September 30, 1998	12,500	4,450	12,700
Reversals	(1,500)	—	—
Payments	(1,700)	(300)	(6,600)
Accrual Balance at September 30, 1999	9,300	4,150	6,100
Payments	(1,900)	(2,400)	(4,500)
Accrual Balance at September 30, 2000	7,400	1,750	1,600
Payments	(500)	(250)	(300)
Accrual Balance at September 30, 2001	6,900	1,500	1,300
Payments	(1,100)	(1,100)	(300)
Accrual Balance at September 30, 2002	$ 5,800	$ 400	$ 1,000

Other accruals of $15,100 primarily represented the estimated litigation defense costs, as discussed above.

6 Acquisitions

In January 2001, the Company completed its acquisition of Gentest Corporation, a privately held company serving the life sciences market in the areas of drug metabolism and toxicology testing of pharmaceutical candidates. The purchase price was approximately $29,000 in cash. Unaudited pro forma consolidated results, after giving effect to this acquisition, would not have been materially different from the reported amounts for either 2001 or 2000.

This acquisition was recorded under the purchase method of accounting and, therefore, the purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations of the acquired company was included in the consolidated results of the Company from the acquisition date.

7 Income Taxes

The provision for income taxes is composed of the following charges (benefits):

	2002	2001	2000
Current:			
Domestic:			
Federal	**$ 33,016**	$ 49,053	$ 20,201
State and local, including Puerto Rico	**7,900**	7,728	13,843
Foreign	**50,489**	44,167	55,747
	91,405	100,948	89,791
Deferred:			
Domestic	**57,651**	29,342	35,029
Foreign	**(449)**	8,058	2,217
	57,202	37,400	37,246
	$148,607	$138,348	$127,037

In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 2002 and 2001, net current deferred tax assets of $71,362 and $64,121, respectively, were included in Prepaid expenses, deferred taxes and other. There were no net non-current deferred tax assets in 2002 and 2001. Net current deferred tax liabilities of $4,635 and $744, respectively, were included in Current Liabilities-Income taxes. Net non-current deferred tax liabilities of $77,249 and $57,318, respectively, were included in Deferred Income Taxes and Other. Deferred taxes are not provided on substantially all undistributed earnings of foreign subsidiaries. At September 30, 2002, the cumulative amount of such undistributed earnings approximated $1,614,000 against which substantial tax credits are available. Determining the tax liability that would arise if these earnings were remitted is not practicable.

Deferred income taxes at September 30 consisted of:

	2002		2001		2000	
	Assets	**Liabilities**	Assets	Liabilities	Assets	Liabilities
Compensation and benefits	**$161,574**	**$ —**	$155,889	$ —	$158,167	$ —
Property and equipment	**—**	**124,718**	—	118,223	—	109,419
Purchase acquisition adjustments	**—**	**70,656**	—	87,603	—	98,472
Other	**159,546**	**134,182**	172,981	110,338	199,726	118,186
	321,120	**329,556**	328,870	316,164	357,893	326,077
Valuation allowance	**(2,086)**	**—**	(6,647)	—	(17,276)	—
	$319,034	**$329,556**	$322,223	$316,164	$340,617	$326,077

A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

	2002	2001	2000
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal tax benefit	**1.2**	.6	.9
Effect of foreign and Puerto Rican income and foreign tax credits	**(9.3)**	(8.2)	(8.7)
Research tax credit	**(1.4)**	(2.0)	(1.6)
Purchased in-process research and development	**—**	—	.3
Adjustments to estimated liability for prior years' taxes	**—**	—	(2.0)
Other, net	**(1.9)**	(1.4)	.5
	23.6%	24.0%	24.4%

The approximate dollar and diluted per-share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 2002–$40,860 and $.15; 2001–$43,275 and $.16; and 2000–$40,500 and $.15. The tax holidays expire at various dates through 2018.

The Company made income tax payments, net of refunds, of $52,603 in 2002, $53,498 in 2001, and $51,010 in 2000.

The components of Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle follow:

	2002	2001	2000
Domestic, including Puerto Rico	**$336,596**	$340,073	$285,228
Foreign	**291,993**	236,677	234,706
	$628,589	$576,750	$519,934

8 Supplemental Financial Information

Other (Expense) Income, Net

Other expense, net in 2002 included net losses on equity investments of $18,576. Included in these charges was a $9,725 loss on an equity investment in a publicly traded company. This investment had been trading below its original cost basis of $15,350 since the end of January 2002. As a result, the Company has deemed this decline in value as being other than temporary and has written down this investment to its fair value as of September 30, 2002. Other expense, net in 2002 also included other asset write-downs of $14,149, which includes $7,257 relating to assets held for sale. These charges were partially offset by foreign exchange gains of $15,596, net of hedging costs.

Other expense, net in 2001 included foreign exchange losses of $8,762, including net hedging costs, and write-downs of investments to market value of $6,401. As discussed in Note 10, hedging costs of $8,121 related to option contracts, originally recorded in other income, net, have been reclassified as a reduction in revenues to conform with current year presentation.

Other income, net in 2000 included net gains on investments of $76,213 related primarily to transactions involving two equity investments. In fiscal 2000, the Company sold portions of an investment for net gains of $44,508 before taxes and proceeds of $52,506. The cost of this investment was determined based upon the specific identification method. The Company had entered into a forward sale contract to hedge a portion of the proceeds. Also during fiscal 2000, the Company received 480,000 shares of common stock in a publicly traded company (parent) in exchange for its shares in a majority-owned subsidiary of the parent company. The total value of the stock received by the Company was $50,820. Based upon the fair value of the parent common stock at the date of the exchange and the cost basis of subsidiary stock, the Company recorded a gain upon the exchange of the shares. The Company also entered into forward sale contracts to hedge the proceeds from the anticipated sale of the parent common stock. The Company subsequently sold the parent common stock and settled the forward sale contracts. As a result of these transactions, the Company recorded a net gain of $28,810 before taxes.

Trade Receivables

Allowances for doubtful accounts and cash discounts netted against trade receivables were $39,875 and $42,292 at September 30, 2002 and 2001, respectively.

Inventories	2002	2001
Materials	**$ 137,688**	$ 160,208
Work in process	**132,051**	115,257
Finished products	**427,957**	432,279
	$ 697,696	$ 707,744

Inventories valued under the LIFO method were $440,994 in 2002 and $422,805 in 2001. At September 30, 2002 and 2001, inventories valued under the LIFO method approximated current cost.

Property, Plant and Equipment	2002	2001
Land	**$ 61,756**	$ 60,752
Buildings	**1,071,799**	1,022,908
Machinery, equipment and fixtures	**2,430,456**	2,278,919
Leasehold improvements	**57,350**	57,715
	3,621,361	3,420,294
Less allowances for depreciation and amortization	**1,855,631**	1,704,271
	$1,765,730	$1,716,023

Supplemental Cash Flow Information

Noncash investing activities for the years ended September 30:

	2002	2001	2000
Exchange of an investment in common stock	**$ —**	$ —	$35,800
Stock issued for business acquisitions	**$241**	$243	$ 212

9 Debt

The components of Short-Term Debt follow:

	2002	2001
Loans payable:		
Domestic	**$415,131**	$416,395
Foreign	**9,280**	25,836
Current portion of long-term debt	**10,231**	11,781
	$434,642	$454,012

Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for loans payable were 2.0% and 3.8% at September 30, 2002 and 2001, respectively. In 2001, the Company put in place a $900 million syndicated credit facility, consisting of a $450 million 364-day line of credit expiring in August 2002 and a $450 million five-year line of credit expiring in August 2006. In August 2002, the 364-day line was renewed and extended for an additional 364-day period. The facility is available to support the Company's commercial paper borrowing program and for other general corporate purposes. Restrictive covenants include a minimum interest coverage ratio. There were no borrowings outstanding under the facility at September 30, 2002. In addition, the Company had unused short-term foreign lines of credit pursuant to informal arrangements of approximately $267,000 at September 30, 2002.

The components of Long-Term Debt follow:

	2002	2001
Domestic notes due through 2015 (average year-end interest rate: 4.8% – 2002; 5.6% – 2001)	**$ 17,923**	$ 15,126
Foreign notes due through 2011 (average year-end interest rate: 4.8% – 2002; 4.6% – 2001)	**9,965**	9,897
9.45% Guaranteed ESOP Notes due through July 1, 2004	**3,715**	10,810
6.90% Notes due October 1, 2006	**104,945**	98,977
7.15% Notes due October 1, 2009	**225,686**	211,075
8.70% Debentures due January 15, 2025	**105,683**	102,061
7.00% Debentures due August 1, 2027	**168,000**	168,000
6.70% Debentures due August 1, 2028	**167,050**	167,050
	$802,967	$782,996

Long-term debt balances as of September 30, 2002 and 2001 have been impacted by certain interest rate swaps that have been designated as fair value hedges, as discussed in Note 10.

The Company has available $100,000 under a $500,000 shelf registration statement filed in October 1997 for the issuance of debt securities.

The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2004 to 2007 are as follows: 2004–$6,065; 2005–$6,075; 2006–$1,294; 2007–$101,357.

The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

	2002	2001	2000
Charged to operations	**$40,269**	$61,585	$ 86,511
Capitalized	**17,952**	28,625	24,946
	$58,221	$90,210	$111,457

Interest paid, net of amounts capitalized, was $39,153 in 2002, $63,760 in 2001, and $78,272 in 2000.

10 Financial Instruments

Foreign Exchange Contracts and Currency Options

The Company uses foreign exchange forward contracts and currency options to reduce the effect of fluctuating foreign exchange rates on certain foreign currency denominated receivables and payables, third-party product sales, and investments in foreign subsidiaries. Gains and losses on the derivatives are intended to offset gains and losses on the hedged transaction. The Company's foreign currency risk exposure is primarily in Western Europe, Asia Pacific, Japan, and Latin America.

The Company hedges substantially all of its transactional foreign exchange exposures, primarily intercompany payables and receivables, through the use of forward contracts and currency options with maturities of less than 12 months. Gains or losses on these contracts are largely offset by gains and losses on the underlying hedged items. These foreign exchange contracts do not qualify for hedge accounting under SFAS No. 133.

In addition, the Company enters into option and forward contracts to hedge certain forecasted sales that are denominated in foreign currencies. These contracts are designated as cash flow hedges, as defined by SFAS No. 133, and are effective as hedges of these revenues. These contracts are intended to reduce the risk that the Company's cash flows from certain third-party transactions will be adversely affected by changes in foreign currency exchange rates. Changes in the effective portion of the fair value of these contracts are included in other comprehensive income until the hedged sales transactions are recognized in earnings. Once the hedged transaction occurs, the gain or loss on the contract is reclassified from accumulated other comprehensive income to revenues. The Company recorded hedge net gains of $3,502 and $12,368 to revenues in fiscal 2002 and 2001, respectively.

Fiscal 2002 and 2001 revenues included hedging costs of $10,612 and $9,861, respectively, related to the purchased option contracts. In April 2001, the Company re-designated its cash flow hedges pursuant to Statement 133 implementation guidance released by the Derivatives Implementation Group of the FASB. This interpretation allows changes in time value of options to be included in effectiveness testing. Prior to the release of this guidance and the re-designation of these hedges, the Company recorded the change in the time value of options in Other expense, net. Hedging costs related to the option contracts of $8,121 in 2001 that had been recorded in Other expense, net have been reclassified as a reduction in revenues, to conform with current year presentation. The Company continues to record to Other expense, net the premium on the forward contracts, which is excluded from the assessment of hedge effectiveness. This premium was $2,209 and $994 in fiscal 2002 and 2001, respectively. All outstanding contracts that were designated as cash flow hedges as of September 30, 2002, will mature by September 30, 2003.

The Company enters into forward exchange contracts to hedge its net investments in certain foreign subsidiaries. These forward contracts are designated and effective as net investment hedges, as defined by SFAS No. 133. The Company recorded a loss of $1,071 in fiscal 2002 and a gain of $2,321 in fiscal 2001, to foreign currency translation adjustments in other comprehensive income for the change in the fair value of the contracts.

Interest Rate Swaps

The Company's policy is to manage interest cost using a mix of fixed and floating debt. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated as either fair value or cash flow hedges, as defined by SFAS No. 133. For fair value hedges, changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed rate debt due to changes in market interest rates. For cash flow hedges, changes in the fair value of the interest rate swap are offset by changes in other comprehensive income. There was no ineffective portion to the hedges recognized in earnings during the period.

As of September 30, 2002, other comprehensive income included an unrealized loss of $4,393, net of tax, relating to cash flow hedges.

Fair Value of Financial Instruments

Cash equivalents, short-term investments and short-term debt are carried at cost, which approximates fair value. Other investments are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrecognized gains and losses reported in other comprehensive income, net of taxes. Losses on available-for-sale securities are recognized when a loss is determined to be other than temporary or when realized. In accordance with the provisions of SFAS No. 133, forward exchange contracts and currency options are recorded at fair value. Fair values were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value. The estimated fair values of the Company's financial instruments at September 30, 2002 and 2001 were as follows:

	2002		2001	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Assets:				
Other investments (non-current)[A]	**$ 6,431**	**$ 6,337**	$ 20,299	$ 13,627
Currency options[B]	**6,878**	**6,878**	6,833	6,833
Forward exchange contracts[B]	**3,480**	**3,480**	—	—
Interest rate swaps[B]	**36,314**	**36,314**	12,113	12,113
Liabilities:				
Forward exchange contracts[C]	**—**	**—**	1,635	1,635
Long-term debt	**802,967**	**855,331**	782,996	806,337
Interest rate swaps[C]	**1,677**	**1,677**	—	—

(A) Included in Other non-current assets.

(B) Included in Prepaid expenses, deferred taxes and other.

(C) Included in Accrued Expenses.

Concentration of Credit Risk

Substantially all of the Company's trade receivables are due from public and private entities involved in the healthcare industry. Due to the large size and diversity of the Company's customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. However, this loss is limited to the amounts, if any, by which the obligations of the counterparty to the financial instrument contract exceed the obligations of the Company. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

11 Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

	Series B, ESOP Preferred Stock Issued	Common Stock Issued at Par Value	Capital in Excess of Par Value	Retained Earnings	Unearned ESOP Compensation	Deferred Compensation	Treasury Stock Shares	Treasury Stock Amount
Balance at October 1, 1999	$46,717	$332,662	$ 44,626	$2,539,020	$(20,310)	$5,949	(81,864,329)	$ (997,333)
Net income				392,897				
Cash dividends:								
Common ($.37 per share)				(93,544)				
Preferred ($3.835 per share), net of tax benefits				(2,465)				
Common stock issued for:								
Employee stock plans, net			29,581				2,357,340	15,220
Business acquisitions			189				3,480	23
Common stock held in trusts						541	(3,592)	(541)
Reduction in unearned ESOP compensation for the year					4,155			
Adjustment for redemption provisions	(3,147)		679				341,393	2,468
Balance at September 30, 2000	43,570	332,662	75,075	2,835,908	(16,155)	6,490	(79,165,708)	(980,163)
Net income				401,652				
Cash dividends:								
Common ($.38 per share)				(97,897)				
Preferred ($3.835 per share), net of tax benefits				(2,359)				
Common stock issued for:								
Employee stock plans, net			72,745				5,423,069	40,564
Business acquisitions			215				3,630	28
Common stock held in trusts						606	(16,346)	(606)
Reduction in unearned ESOP compensation for the year					4,154			
Adjustment for redemption provisions	(3,042)		655				329,877	2,387
Balance at September 30, 2001	40,528	332,662	148,690	3,137,304	(12,001)	7,096	(73,425,478)	(937,790)
Net income				479,982				
Cash dividends:								
Common ($.39 per share)				(100,521)				
Preferred ($3.835 per share), net of tax benefits				(2,300)				
Common stock issued for:								
Employee stock plans, net			35,679				2,634,109	23,497
Business acquisitions			198				4,767	43
Common stock held in trusts						1,400	(42,141)	(1,400)
Reduction in unearned ESOP compensation for the year					4,154			
Repurchase of common stock							(6,607,800)	(223,961)
Adjustment for redemption provisions	(2,583)		555				304,295	2,028
Balance at September 30, 2002	**$37,945**	**$332,662**	**$185,122**	**$3,514,465**	**$ (7,847)**	**$8,496**	**(77,132,248)**	**$(1,137,583)**

Common stock held in trusts represents rabbi trusts in connection with the Company's employee salary and bonus deferral plan and Directors' deferral plan.

Preferred Stock Purchase Rights

In accordance with the Company's shareholder rights plan, each certificate representing a share of outstanding common stock of the Company also represents one Preferred Stock Purchase Right (a "Right"). Each whole Right entitles the registered holder to purchase from the Company one eight-hundredths of a share of Preferred Stock, Series A, par value $1.00 per share, at a price of $67.50. The Rights will not become exercisable unless and until, among other things, a third party acquires 15% or more of the Company's outstanding common stock. The Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on April 25, 2006. There are 500,000 shares of preferred stock designated Series A, none of which has been issued.

12 Comprehensive Income

The components of Accumulated other comprehensive loss are as follows:

	2002	2001
Foreign currency translation adjustments	**$ (363,300)**	$ (379,772)
Minimum pension liability adjustment	**(77,661)**	—
Unrealized gains (losses) on investments	**68**	(3,937)
Unrealized losses on cash flow hedges	**(4,393)**	(4,013)
	$ (445,286)	$ (387,722)

Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative currency translation adjustments in Accumulated other comprehensive loss.

The income tax provision recorded in fiscal year 2002 for the unrealized gains on investments was $2,800, while in fiscal year 2001 there was an income tax benefit of $2,500 on the unrealized losses on investments. The income tax benefits recorded in fiscal years 2002 and 2001 for cash flow hedges were $1,900 and $2,800, respectively. The income tax benefit amounts recorded in fiscal year 2002 for the minimum pension liability adjustment were $52,600. Income taxes are generally not provided for translation adjustments.

The unrealized gains on investments included in other comprehensive loss for 2002 are net of reclassification adjustments of $8,000, net of tax, for recognized losses as defined by SFAS No. 115. The tax expense associated with these reclassification adjustments was $5,600. Reclassification adjustments related to investments were not significant in fiscal 2001.

The unrealized losses on cash flow hedges included in other comprehensive loss for 2002 and 2001 are net of reclassification adjustments of $4,200 and $5,000, net of tax, respectively, for realized hedge gains recorded to revenues. These amounts had been included in Accumulated other comprehensive loss in prior periods. The tax expense associated with these reclassification adjustments was $2,900 and $3,500, respectively.

13 Commitments and Contingencies

Commitments

Rental expense for all operating leases amounted to $52,600 in 2002; $49,600 in 2001; and $49,200 in 2000. Future minimum rental commitments on noncancelable leases are as follows: 2003–$35,500; 2004–$31,500; 2005–$30,000; 2006–$18,900; 2007–$16,800 and an aggregate of $43,200 thereafter.

As of September 30, 2002, the Company has certain future capital commitments aggregating approximately $84,400, which will be expended over the next several years.

Contingencies

Litigation–Other than Environmental

In 1986, the Company acquired a business that manufactured, among other things, latex surgical gloves. In 1995, the Company divested this glove business. The Company, along with a number of other manufacturers, has been named as a defendant in approximately 519 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter *In re Latex Gloves Products Liability Litigation* (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. Since the inception of this litigation, 227 of these cases have been closed with no liability to the Company (166 of which were closed with prejudice), and 14 cases have been settled for an aggregate de minimis amount. The Company is vigorously defending these remaining lawsuits.

The Company, along with another manufacturer and several medical product distributors, is named as a defendant in six product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. The Company had previously been named as a defendant in five similar suits relating to healthcare workers who allegedly sustained accidental needlesticks, each of which has either been dismissed with prejudice or voluntarily withdrawn. Regarding the six pending suits:

- In Texas, *Usrey vs. Becton Dickinson et al.*, the Court of Appeals for the Second District of Texas filed an Opinion on August 16, 2001, reversing the trial court's certification of a class, and remanding the case to the trial court for further proceedings consistent with that opinion. Plaintiffs petitioned the appellate court for rehearing, which the Court of Appeals denied on October 25, 2001.

- In Ohio, *Grant vs. Becton Dickinson et al.* (Case No. 98CVB075616, Franklin County Court), which was filed on July 22, 1998, the court issued a decision on July 17, 2002, certifying a class. We have filed an appeal of the court's ruling with the Ohio Court of Appeals for the 10th Appellate Judicial District.
- In Illinois, *McCaster vs. Becton Dickinson et al.* (Case No. 98L09478, Cook County Circuit Court), which was filed on August 13, 1998, the appeals court issued a decision on March 6, 2002, denying plaintiff's petition for review of the trial court's January 11, 2002 decision to deny class certification. On July 30, 2002, the plaintiff filed a motion with the trial court to reopen the issue of certification based on the Ohio decision in the *Grant* case. On November 22, 2002, the court issued an order denying plaintiff's renewed motion for class certification.
- In New York, Oklahoma and South Carolina, cases have been filed on behalf of an unspecified number of healthcare workers seeking class action certification under the laws of these states. Generally, these remaining actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by the Company and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all of these actions, which are pending in state court in Oklahoma, under the caption *Palmer vs. Becton Dickinson et al.* (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998; in state court in South Carolina, under the caption *Bales vs. Becton Dickinson et al.* (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998; and in Federal court in New York, under the caption *Benner vs. Becton Dickinson et al.* (Case No. 99Civ 4798[WHP]), filed on June 1, 1999.

The Company continues to oppose class action certification in these cases and will continue vigorously to defend these lawsuits, including pursuing all appropriate rights of appeal.

The Company has insurance policies in place, and believes that a substantial portion of the potential liability, if any, in the latex and class action matters would be covered by insurance. In order to protect its rights to additional coverage, the Company has filed an action for declaratory judgment under the caption *Becton Dickinson and Company vs. Adriatic Insurance Company et al.* (Docket No. MID-L-3649-99 MT, Middlesex County Superior Court) in New Jersey state court. The Company has withdrawn this action, with the right to refile, so that settlement discussions with the insurance companies may proceed. The Company has established reserves to cover reasonably anticipated defense costs in all product liability lawsuits, including the needlestick class action and latex matters.

On January 18, 2002, Retractable Technologies, Inc. ("plaintiff") filed a second amended complaint against the Company, another manufacturer, and two group purchasing organizations ("GPOs") under the caption *Retractable Technologies, Inc. vs. Becton Dickinson and Company, et al.* (Civil Action No. 501 CV 036, United States District Court, Eastern District of Texas). Plaintiff alleges that the Company and other defendants conspired to exclude it from the market and to maintain the Company's market share by entering into long-term contracts in violation of state and Federal antitrust laws. Plaintiff also has asserted claims for business disparagement, common law conspiracy, and tortious interference with business relationships. Plaintiff seeks money damages in an as yet undisclosed amount. On February 22, 2002, the Company filed a motion to dismiss the second amended complaint. On August 2, 2002, the court issued a Memorandum Opinion and Order denying that motion. Discovery is proceeding, and a trial date has been set for April 8, 2003. The Company continues to vigorously defend this matter.

The Company also is involved both as a plaintiff and a defendant in other legal proceedings and claims that arise in the ordinary course of business.

The Company currently is engaged in discovery or is otherwise in the early stages with respect to certain of the litigation to which it is a party, and therefore, it is difficult to predict the outcome of such litigation. In addition, given the uncertain nature of litigation generally and of the current litigation environment, it is difficult to predict the outcome of any litigation regardless of its stage. A number of the cases pending against the Company present complex factual and legal issues and are subject to a number of variables, including, but not limited to, the facts and circumstances of each particular case, the jurisdiction in which each suit is brought, and differences in applicable law. As a result, the Company is not able to estimate the amount or range of loss that could result from an unfavorable outcome of such matters. While the Company believes that the claims against it are without merit and, upon resolution, should not have a material adverse effect on the Company, in view of the uncertainties discussed above, the Company could incur charges in excess of currently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on the Company's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid. The Company continues to believe that it has a number of valid defenses to each of the suits pending against it and is engaged in a vigorous defense of each of these matters.

Environmental Matters

The Company also is a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as "Superfund," and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. The Company accrues costs for estimated environmental liabilities based upon its best estimate within the range of probable losses, without considering possible third-party recoveries. While the Company believes that, upon resolution of such matters, the claims against it should not have a material adverse effect on it, the Company could incur charges in excess of presently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on the Company's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid.

14 Stock Plans

Stock Option Plans

The Company has stock option plans under which options have been granted to purchase shares of the Company's common stock at prices established by the Compensation and Benefits Committee of the Board of Directors. The 1995, 1998 and 2002 Stock Option Plans made available 24,000,000; 10,000,000; and 12,500,000 shares of the Company's common stock for the granting of options to employees, respectively. At September 30, 2002, shares available for future grant under the 1995, 1998 and 2002 Plans were 545,119; 2,050,548; and 12,500,000, respectively. The Non-Employee Directors 2000 Stock Option Plan made available 1,000,000 common shares for the granting of options, of which 924,719 remained available for future grant as of September 30, 2002. All stock plan data has been retroactively restated to reflect the two-for-one stock splits in prior years, where applicable.

A summary of changes in outstanding options is as follows:

	2002		2001		2000	
	Options for Shares	**Weighted Average Exercise Price**	Options for Shares	Weighted Average Exercise Price	Options for Shares	Weighted Average Exercise Price
Balance at October 1	**28,271,329**	**$23.80**	30,516,315	$21.29	30,122,274	$20.33
Granted	**5,460,162**	**32.45**	4,635,232	31.90	3,727,955	27.94
Exercised	**(2,570,626)**	**13.53**	(5,354,447)	15.34	(2,287,523)	15.09
Forfeited, canceled or expired	**(772,247)**	**31.98**	(1,525,771)	28.20	(1,046,391)	30.80
Balance at September 30	**30,388,618**	**$26.02**	28,271,329	$23.80	30,516,315	$21.29
Exercisable at September 30	**19,682,329**	**$22.92**	20,534,073	$21.30	26,641,132	$20.23
Weighted average fair value of options granted	**$ 11.59**		$ 12.08		$ 11.53	
Available for grant at September 30	**16,020,386**		8,246,462		11,555,118	

The maximum term of options is ten years. Options outstanding as of September 30, 2002, expire on various dates from January 2003 through September 2012.

	September 30, 2002				
	Options Outstanding			**Options Exercisable**	
Range Of Option Exercise Price	**Number Outstanding**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life**	**Number Exercisable**	**Weighted Average Exercise Price**
$ 8.64–$12.55	4,481,658	$10.81	2.8 Years	4,481,658	$10.81
18.83– 25.63	8,255,582	22.63	5.0 Years	8,231,162	22.62
27.25– 34.96	15,281,174	30.89	8.5 Years	4,720,346	29.12
35.06– 41.56	2,370,204	35.19	7.4 Years	2,249,163	35.09
	30,388,618	$26.02	7.2 Years	19,682,329	$22.92

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has adopted the disclosure-only provision of the Statement and applies APB Opinion No. 25 and related interpretations in accounting for its employee stock plans.

The 1990 Plan has a provision whereby unqualified options may be granted at, below, or above market value of the Company's stock. If the option price is less than the market value of the Company's stock on the date of grant, the discount is recorded as compensation expense over the service period in accordance with the provisions of APB Opinion No. 25. There was no such compensation expense in 2002, 2001, or 2000.

Under certain circumstances, the stock option plans permit the optionee the right to receive cash and/or stock at the Company's discretion equal to the difference between the market value on the date of exercise and the option price. This difference would be recorded as compensation expense over the vesting period.

The following pro forma net income and earnings per share information has been determined as if the Company had accounted for its stock-based compensation awards issued subsequent to October 1, 1995 using the fair value method. Under the fair value method, the estimated fair value of awards would be charged against income on a straight-line basis over the vesting period, which generally ranges from zero to four years. The pro forma effect on net income for 2002, 2001, and 2000 may not be representative of the pro forma effect on net income in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extend beyond the reported years.

	2002		2001		2000	
	As Reported	**Pro Forma**	As Reported	Pro Forma	As Reported	Pro Forma
Net Income	**$479,982**	**$445,092**	$401,652	$368,135	$392,897	$361,639
Earnings Per Share:						
Basic	**1.85**	**1.72**	1.55	1.42	1.54	1.42
Diluted	**1.79**	**1.66**	1.49	1.37	1.49	1.38

The pro forma amounts and fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001, and 2000: risk free interest rates of 4.50%, 5.57%, and 6.64%, respectively; expected volatility of 33.0%, 32.8%, and 35.4%, respectively; expected dividend yields of 1.16%; and expected lives of 6 years for each year presented.

Other Stock Plans

The Company has a compensatory Stock Award Plan, which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award, as elected by the grantee, is deferred until after retirement or involuntary termination. Commencing on the first anniversary of a grant following retirement, the remainder is distributable in five equal annual installments. During 2002, 64,915 shares were distributed. No awards were granted in 2002, 2001, or 2000. At September 30, 2002, 2,321,073 shares were reserved for future issuance, of which awards for 219,685 shares have been granted.

The Company has a compensatory Restricted Stock Plan for Non-Employee Directors, which reserves for issuance 300,000 shares of the Company's common stock. No restricted shares were issued in 2002, 2001, or 2000.

The Company has a Directors' Deferral Plan, which provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 2002, 155,801 shares were held in trust, of which 11,323 shares represented Directors' compensation in 2002, in accordance with the provisions of the Plan. Under the Plan, which is unfunded, directors have an unsecured contractual commitment from the Company to pay directors the amounts due to them under the Plan.

15 Earnings Per Share

For the years ended September 30, 2002, 2001, and 2000, the following table sets forth the computations of basic and diluted earnings per share, before the cumulative effect of accounting change (shares in thousands):

	2002	2001	2000
Income before cumulative effect of accounting change	**$479,982**	$438,402	$392,897
Preferred stock dividends	**(2,553)**	(2,721)	(2,916)
Income available to common shareholders[A]	**477,429**	435,681	389,981
Preferred stock dividends–using "if converted" method	**2,553**	2,721	2,916
Additional ESOP contribution–using "if converted" method	**(613)**	(645)	(689)
Income available to common shareholders after assumed conversions[B]	**$479,369**	$437,757	$392,208
Average common shares outstanding[C]	**258,016**	257,128	252,454
Dilutive stock equivalents from stock plans	**6,076**	7,309	6,059
Shares issuable upon conversion of preferred stock	**4,091**	4,396	4,726
Average common and common equivalent shares outstanding–assuming dilution[D]	**268,183**	268,833	263,239
Basic earnings per share before cumulative effect of change in accounting principle[A/C]	**$ 1.85**	$ 1.69	$ 1.54
Diluted earnings per share before cumulative effect of change in accounting principle[B/D]	**$ 1.79**	$ 1.63	$ 1.49

16 Segment Data

The Company's organizational structure is based upon its three principal business segments: BD Medical Systems ("Medical"), BD Clinical Laboratory Solutions ("Clinical Lab") and BD Biosciences ("Biosciences"). Fiscal 2000 information has been reclassified to conform to current year presentation.

The major products in the Medical segment are hypodermic products, specially designed devices for diabetes care, prefillable drug delivery systems, infusion therapy products, elastic support products and thermometers. The Medical segment also includes disposable scrubs, specialty needles, and surgical blades. The major products in the Biosciences segment are flow cytometry systems for cellular analysis, reagents and tissue culture labware. The major products in the Clinical Lab segment are clinical and industrial microbiology products, sample collection products, specimen management systems, hematology instruments, and other diagnostic systems, including immunodiagnostic test kits. This segment also includes consulting services and customized, automated bar-code systems.

The Company evaluates performance based upon operating income. Segment operating income represents revenues reduced by product costs and operating expenses. The calculations of segment operating income and assets are in accordance with the accounting policies described in Note 1. During fiscal 2001, the Company refined its methodology for allocating indirect expenses for purposes of reporting segment operating income to the chief operating decision maker. The Company had previously allocated consolidated amounts using reasonable allocation methods. These consolidated amounts are now reported locally by the various regions, which allocate these expenses to the appropriate operating segment. The Company believes this approach is a more preferable method for allocating shared expenses as the allocations are being performed at a more detailed level of reporting. As a result of this change in methodology, fiscal 2000 segment operating income was restated to conform to current year presentation.

Distribution of products is both through distributors and directly to hospitals, laboratories and other end users. Sales to a distributor, which supplies the Company's products to many end users, accounted for approximately 11% of revenues in 2002, 11% in 2001, and 10% in 2000, and included products from the Medical and Clinical Lab segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

Revenues	2002	2001	2000
Medical Systems	**$2,151,374**	$2,004,626	$1,966,039
Clinical Lab	**1,236,319**	1,151,517	1,102,352
Biosciences	**645,376**	590,039	549,943
Total[A]	**$4,033,069**	$3,746,182	$3,618,334
Segment Operating Income[B]			
Medical Systems	**$ 470,168[C]**	$ 446,940	$ 394,858[C]
Clinical Lab	**251,004[D]**	212,837	169,880[D]
Biosciences	**116,926[E]**	97,293	73,173[E]
Total Segment Operating Income	**838,098**	757,070	637,911
Unallocated Expenses[F]	**(209,509)**	(180,320)	(117,977)
Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle	**$ 628,589**	$ 576,750	$ 519,934
Segment Assets			
Medical Systems	**$2,537,185**	$2,432,709	$2,289,304
Clinical Lab	**1,190,382**	1,093,735	1,059,144
Biosciences	**938,641**	830,550	811,081
Total Segment Assets	**4,666,208**	4,356,994	4,159,529
Corporate and All Other[G]	**374,252**	445,293	345,567
Total Assets	**$5,040,460**	$4,802,287	$4,505,096

Capital Expenditures	2002	2001	2000
Medical Systems	**$ 182,479**	$ 265,531	$ 246,928
Clinical Lab	**41,774**	62,009	66,270
Biosciences	**22,747**	24,083	33,881
Corporate and All Other	**12,703**	19,131	29,293
Total	**$ 259,703**	$ 370,754	$ 376,372

Depreciation and Amortization			
Medical Systems	**$ 150,849**	$ 145,702	$ 133,787
Clinical Lab	**89,275**	89,117	81,577
Biosciences	**50,587**	58,204	63,070
Corporate and All Other	**14,154**	12,677	9,821
Total	**$ 304,865**	$ 305,700	$ 288,255

(A) Intersegment revenues are not material.

(B) Restated, as described above.

(C) Includes $22,600 in 2002 and $39,844 in 2000 for special charges discussed in Note 5.

(D) Includes $(468) in 2002 and $7,697 in 2000 for special charges discussed in Note 5.

(E) Includes $(447) in 2002 and $4,576 in 2000 for special charges discussed in Note 5.

(F) Includes interest, net; foreign exchange; corporate expenses; gains on sales of investments; and certain legal costs. Also includes special charges of $(177) in 2002 and $5,397 in 2000, respectively, as discussed in Note 5.

(G) Includes cash and investments and corporate assets.

Geographic Information

The countries in which the Company has local revenue-generating operations have been combined into the following geographic areas: the United States, including Puerto Rico; and International, which is composed of Europe, Canada, Latin America, Japan and Asia Pacific.

Revenues to unaffiliated customers are based upon the source of the product shipment. Long-lived assets, which include net property, plant and equipment, are based upon physical location. Intangible assets are not included since, by their nature, they do not have a physical or geographic location.

	2002	2001	2000
Revenues			
United States	**$2,172,894**	$2,016,523	$1,863,555
International	**1,860,175**	1,729,659	1,754,779
Total	**$4,033,069**	$3,746,182	$3,618,334
Long-Lived Assets			
United States	**$ 974,797**	$ 956,138	$ 866,125
International	**653,464**	633,671	578,741
Corporate	**137,469**	126,214	131,192
Total	**$1,765,730**	$1,716,023	$1,576,058

Quarterly Data (Unaudited)

Thousands of dollars, except per-share amounts

			2002		
	1st	**2nd**	**3rd**	**4th**	**Year**
Revenues	**$944,946**	**$1,012,971**	**$998,460**	**$1,076,692**	**$4,033,069**
Gross Profit	**445,184**	**489,838**	**484,389**	**529,989**	**1,949,400**
Net Income	**99,673**	**129,188**	**119,725**	**131,396**	**479,982**(A)
Earnings Per Share:					
Basic	**.38**	**.50**	**.46**	**.51**	**1.85**
Diluted	**.37**	**.48**	**.44**	**.50**	**1.79**

			2001		
	1st	2nd	3rd	4th	Year
Revenues	$864,418	$ 950,949	$943,290	$ 987,525	$3,746,182
Gross Profit	410,500	464,211	468,399	489,780	1,832,890
Income Before Cumulative Effect of Accounting Change	73,698	114,165	118,129	132,410	438,402
Net Income	36,948 (B)	114,165	118,129	132,410	401,652(B)
Basic Earnings Per Share:					
Income Before Cumulative Effect	.29	.44	.46	.51	1.69
Net Income	.15 (B)	.44	.46	.51	1.55(B)
Diluted Earnings Per Share:					
Income Before Cumulative Effect	.28	.42	.44	.49	1.63
Net Income	.14 (B)	.42	.44	.49	1.49(B)

(A) Includes $9,937 and $11,571 of special charges in the second and third quarters, respectively.

(B) Includes an after-tax charge of $36,750, or $.14 per share, for the cumulative effect of accounting change.

Corporate Information

Annual Meeting
2:00 p.m.
Tuesday, February 11, 2003
Woodcliff Lake Hilton
200 Tice Boulevard
Woodcliff Lake, NJ 07675

Direct Stock Purchase Plan
The Direct Stock Purchase Plan established through EquiServe Trust Company, N.A., enhances the services provided to existing shareholders and facilitates initial investments in BD shares. Additional information may be obtained by calling EquiServe Trust Company, N.A. at 1-800-955-4743.

NYSE Symbol
BDX

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
Phone: 1-800-519-3111
E-mail: equiserve@equiserve.com
Internet: www.equiserve.com

Shareholder Information
BD's Statement of Corporate Governance Principles, BD's Business Conduct and Compliance Guide, the charters of BD's Audit, Compensation and Benefits, and Corporate Governance and Nominating Committees of the Board of Directors, and BD's reports and statements filed with or furnished to the Securities and Exchange Commission, are posted on BD's Web site at www.bd.com/investors/.

Shareholders may receive, without charge, printed copies of these documents, including BD's 2002 Annual Report to the Securities and Exchange Commission on Form 10-K, by contacting:

Investor Relations
BD
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845
Internet: www.bd.com

Independent Auditors
Ernst & Young LLP
787 Seventh Avenue
New York, NY 10019-6085
Phone: 212-773-3000
Internet: www.ey.com

Certain BD Biosciences products are intended for research use only, and not for use in diagnostic or therapeutic procedures.

Common Stock Prices and Dividends

By Quarter	2002			2001		
	High	Low	Dividends	High	Low	Dividends
First	**$38.11**	**$32.02**	**$0.0975**	$35.13	$26.56	$0.095
Second	**37.72**	**32.15**	**0.0975**	39.00	31.31	0.095
Third	**38.47**	**33.66**	**0.0975**	36.00	30.14	0.095
Fourth	**33.78**	**25.01**	**0.0975**	37.55	33.49	0.095



The Board of Directors, top row, from left: Clateo Castellini, Willard J. Overlock, Jr., Harry N. Beaty, James F. Orr, Henry P. Becton, Jr. and Frank A. Olson. Bottom row, from left: Alfred Sommer, Margaretha af Ugglas, Edward J. Ludwig, James E. Perrella and Bertram L. Scott.

Board of Directors

Harry N. Beaty, M.D.[1,3]
Emeritus Dean–Northwestern University Medical School, and Chairman of the Board and President–Northwestern University Medical Faculty Foundation

Henry P. Becton, Jr.[2,3,4]
President and General Manager–WGBH Educational Foundation

Clateo Castellini[3,5]
Retired Chairman of the Board–BD

Edward J. Ludwig[5]
Chairman, President and Chief Executive Officer–BD

Frank A. Olson[2,5,6]
Chairman of the Board and Retired Chief Executive Officer–The Hertz Corporation

James F. Orr[1,3]
Chairman, President and Chief Executive Officer–Convergys Corporation

Willard J. Overlock, Jr.[1,2,5,6]
Retired Partner–Goldman, Sachs & Co.

James E. Perrella[2,5,6]
Retired Chairman of the Board–Ingersoll-Rand Company

Bertram L. Scott[1,4]
President of TIAA-CREF Life Insurance Company and Executive Vice President of TIAA-CREF

Alfred Sommer, M.D., M.H.S.[4,6]
Dean of The Johns Hopkins Bloomberg School of Public Health, and Professor of Ophthalmology, Epidemiology and International Health

Margaretha af Ugglas[1,4]
Member of the Board–Stockholm University and Jarl Hjalmarson Foundation

Committees Appointed by the Board of Directors

1 – Audit Committee
2 – Compensation and Benefits Committee
3 – Corporate Governance and Nominating Committee
4 – Corporate Affairs Committee
5 – Executive Committee
6 – Finance and Investment Committee

Corporate Officers

Edward J. Ludwig
Chairman, President and Chief Executive Officer

Richard K. Berman
Vice President and Treasurer

Mark H. Borofsky
Vice President–Taxes

James R. Brown
Vice President–Quality Management

Gilberto D. Bulcao
President–South Latin America

Gary M. Cohen
President–BD Medical Systems

John R. Considine
Executive Vice President and Chief Financial Officer

Helen Cunniff
President–BD Asia-Pacific

Jean-Marc Dageville
Vice President-Human Resources

David T. Durack, M.D.
Vice President–Corporate Medical Affairs

Vincent A. Forlenza
Senior Vice President–Technology, Strategy and Development

A. John Hanson
President–BD Europe

Bridget M. Healy
Vice President, General Counsel and Secretary

Laureen Higgins
President–North Latin America

William A. Kozy
President–BD Clinical Laboratory Solutions and Company Operations

Deborah J. Neff
President–BD Biosciences

Dean J. Paranicas
Vice President–Investor Relations and Public Affairs

Patricia B. Shrader
Vice President–Regulatory Affairs

William A. Tozzi
Vice President and Controller

Rex C. Valentine
President–BD Japan